As filed with the Securities and Exchange Commission on August 11, 2000

                                                         Registration No.  333-
                                                                           811-

                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C. 20549

                           DREYFUS ADVISOR ADVANTAGE

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933                         X
                       Pre-Effective Amendment No.  ___
                       Post-Effective Amendment No.  ___

                                      and

                         REGISTRATION STATEMENT UNDER
                      THE INVESTMENT COMPANY ACT OF 1940                   X
                                 Amendment No.

                             SEPARATE ACCOUNT VA H
                          (Exact Name of Registrant)

                TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               1150 South Olive
                             Los Angeles, CA 90015
             (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number: (213) 742-2111

                              Frank A. Camp, Esq.
                Transamerica Occidental Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity
------------------------------------
Policies

Approximate Date of Proposed Public Offering:
--------------------------------------------

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    DREYFUS
                               ADVISOR ADVANTAGE
                               VARIABLE ANNUITY

                                Issued Through

                             SEPARATE ACCOUNT VA H

                                      by

                            TRANSAMERICA OCCIDENTAL
                            LIFE INSURANCE COMPANY


Prospectus
_________,2000

This prospectus and the mutual fund prospectuses give you important information about the variable annuity contracts and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Dreyfus Advisor Advantage Variable Annuity, you can obtain a free copy of the Statement of Additional Information
(SAI) dated__________, 2000. Please call us at 877-717-8861 or write us at:
Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0111. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission
(SEC) and is incorporated herein by reference. Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the contracts and the mutual funds:
 . are not bank deposits
 . are not federally insured
 . are not endorsed by any bank or government agency
 . are not guaranteed to achieve their goal
 . are subject to risks, including loss of purchase payments

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This flexible purchase payment deferred annuity contract has many investment choices. There is a fixed account, which offers interest at rates that are guaranteed by Transamerica Occidental Life Insurance Company (Transamerica), and twenty-six mutual fund portfolios offered by the underlying funds listed below. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the mutual fund portfolios.

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
Balanced Portfolio
Appreciation Portfolio
Disciplined Stock Portfolio
Growth and Income Portfolio
International Value Portfolio
Limited Term High Income Portfolio
Money Market Portfolio
Quality Bond Portfolio
Small Cap Portfolio
Small Company Stock Portfolio
Special Value Portfolio

DREYFUS STOCK INDEX FUND
Managed by The Dreyfus Corporation and Mellon Equity Associates

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Managed by The Dreyfus Corporation

DREYFUS INVESTMENT PORTFOLIOS
Managed by The Dreyfus Corporation
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Emerging Markets Portfolio
European Equity Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
Founders Passport Portfolio
Japan Portfolio
MidCap Stock Portfolio
Technology Growth Portfolio

TRANSAMERICA VARIABLE
INSURANCE FUND, INC.
Managed by Transamerica
Investment Management, LLC
Transamerica VIF Growth Portfolio

TABLE OF CONTENTS                                                      Page


GLOSSARY OF TERMS................................................

SUMMARY..........................................................

ANNUITY CONTRACT FEE TABLE.......................................

EXAMPLES.........................................................

1.   THE ANNUITY CONTRACT........................................

2.   PURCHASE....................................................
     Contract Issue Requirements.................................
     Purchase Payments...........................................
     Initial Purchase Payment Requirements.......................
     Additional Purchase Payments................................
     Maximum Total Purchase Payments.............................
     Allocation of Purchase Payments.............................
     Account Value...............................................

3.   INVESTMENT CHOICES..........................................
     The Separate Account........................................
     The Fixed Account...........................................
     Transfers...................................................

4.   PERFORMANCE.................................................

5.   EXPENSES....................................................
     Mortality and Expense Risk Fee..............................
     Administrative Charges......................................
     Premium Taxes...............................................
     Federal, State and Local Taxes..............................
     Transfer Fee................................................
     Guaranteed Minimum Income Benefit ..........................
     Portfolio Management Fees...................................

6.   ACCESS TO YOUR MONEY........................................
     Surrenders..................................................
     Delay of Payment and Transfers..............................

7.   ANNUITY PAYMENTS
     (THE INCOME PHASE)..........................................
     Annuity Payment Options.....................................

8.   DEATH BENEFIT...............................................
     When We Pay A Death Benefit.................................

     When We Do Not Pay A Death Benefit..........................
     Amount of Death Benefit.....................................
     Guaranteed Minimum Death Benefit............................

9.   TAXES.......................................................
     Annuity Contracts in General................................
     Qualified and Nonqualified  Contracts.......................
     Withdrawals - Qualified Contracts...........................
     Withdrawals - 403(b) Contracts..............................
     Diversification and Distribution Requirements...............
     Withdrawals - Nonqualified Contracts........................
     Taxation of Death Benefit Proceeds..........................
     Annuity Payments............................................
     Transfers, Assignments or Exchanges
       of Contracts..............................................
     Possible Tax Law Changes....................................

10.  ADDITIONAL FEATURES.........................................
     Systematic Withdrawal Option................................
     Guaranteed Minimum Income Benefit...........................
     Telephone Transactions......................................
     Dollar Cost Averaging Program...............................
     Asset Rebalancing...........................................

11.  OTHER INFORMATION...........................................
     Ownership...................................................
     Assignment..................................................
     Transamerica Occidental
         Life Insurance Company..................................
     The Separate Account........................................
     Mixed and Shared Funding....................................
     Reinstatements..............................................
     Voting Rights...............................................
     Distributor of the Contract.................................
     Variations in Certain Provisions............................
     Insurance Marketplace Standards Association.................
     Legal Proceedings...........................................
     Financial Statements........................................

TABLE OF CONTENTS OF THE STATEMENT
OF ADDITIONAL INFORMATION........................................

APPENDIX A
Historical Performance Data

GLOSSARY OF TERMS


Account Value--On or before the annuity commencement date, the account value is equal to the owner's:
 . purchase payments; minus
 . partial withdrawals; plus
 . interest credited in the fixed account; plus or minus
 . accumulated gains or losses in the separate account; minus
 . rider fees, premium taxes, and transfer fees, if any.

Accumulation Unit--An accounting unit of measure used in calculating the account value in the separate account before the annuity commencement date.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the contract date and may be the latter of the last day of the contract month starting after the annuitant attains age 100 or 10 years from contract issue, except as expressly allowed by Transamerica.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Contract Year-- A contract year begins on the date in which the contract becomes effective and on each anniversary thereof.

Fixed Account--One or more investment choices under the contract that are part of Transamerica's general assets and are not in the separate account.

Guaranteed Period Option--The 1-year guaranteed interest rate period of the fixed account which Transamerica offers and into which purchase payments may be paid or amounts transferred.

Owner-- The person who may exercise all rights and privileges under the contract. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a contract.

Separate Account--Separate Account VA H, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which purchase payments under the contracts may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified funds or in portfolios of the underlying funds.

               (Note: The SAI contains a more extensive Glossary.)

SUMMARY


The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1. THE ANNUITY CONTRACT

The flexible purchase payment variable annuity contract offered by Transamerica Occidental Life Insurance Company (Transamerica, we, us or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: twenty-six subaccounts of the separate account and the fixed account of Transamerica . The contract is intended to accumulate money for retirement or other long-term investment purposes.

This contract offers twenty-six subaccounts in the separate account. Each subaccount invests exclusively in shares of one of the funds or portfolios of the underlying funds that are listed in Section 3. The account value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all account value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that Transamerica guarantees. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account. We reserve the right to limit transfers to the fixed account if we are crediting 3% annual interest. No transfers are allowed out of the dollar cost averaging fixed account option except through dollar cost averaging.

Before the annuity commencement date, you can transfer money between any of the investment choices. We reserve the right to impose a fee equal to the lesser of $10 or 2% of the amount of the transfer for each transfer in excess of 18 transfers per contract year.

The contract, like all deferred annuities, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the contract. The income phase occurs when you begin receiving regular payments from your contract. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

You, as owner of the contract, exercise all rights under the contract. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

2. PURCHASE

You can buy a nonqualified or qualified contract with $25,000 or more, under most circumstances. You can add a minimum additional payment of $1,000 at any time during the accumulation phase.

3. INVESTMENT CHOICES

You can allocate your purchase payments to one or more of the following portfolios which are described in the underlying fund prospectuses:

Balanced Portfolio
Appreciation Portfolio
Disciplined Stock Portfolio
Growth and Income Portfolio
International Value Portfolio
Limited Term High Income Portfolio
Money Market Portfolio
Quality Bond Portfolio
Small Cap Portfolio
Small Company Stock Portfolio
Special Value Portfolio
Dreyfus Stock Index Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Emerging Markets Portfolio
European Equity Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
Founders Passport Portfolio
Japan Portfolio
MidCap Stock Portfolio
Technology Growth Portfolio
Transamerica VIF Growth Portfolio

Depending upon their investment performance, you can make or lose money in any of these portfolios.

You can also allocate your purchase payments to the fixed account.

4. PERFORMANCE

The value of the contract will vary up or down depending upon the investment performance of the subaccounts you choose. We provide past performance information in Appendix A and in the SAI. This data does not indicate future performance.

5. EXPENSES

No deductions are made from purchase payments so that the full amount of each purchase payment is invested in your investment choice(s).

During the accumulation phase, we deduct daily mortality and expense risk fees and administrative charges at an annual rate of 0.40%, 0.50% or 0.70% per year from the assets in each subaccount (depending on the death benefit you select, if any). During the income phase, we deduct daily mortality and expense risk fees and administrative charges at an annual rate of 0.40% per year from the assets in each subaccount. There is no annual service charge under the contract.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the guaranteed minimum income benefit rider, then there is an annual fee during the accumulation phase of either 0.15% or 0.35% of the minimum annuitization value, based on the income rider selected. If one of the guaranteed minimum death benefits is selected, then the annual rider fee during the accumulation phase decreases to 0.10% or 0.30% of the minimum annuitization value, based on the income rider selected. If you receive annuity payments under the guaranteed minimum income benefit rider, and you select the guaranteed minimum income benefit payment option, then there is an additional guaranteed payment fee during the income phase at an annual rate of 1.25% of the daily net asset value in the separate account.

The value of the units of the subaccounts will reflect the management fee and other expenses incurred by the underlying portfolios.

6. ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified contracts).

You may have to pay income tax and a tax penalty on any money you take out.

Access to amounts held in qualified contracts may be restricted or prohibited.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

The contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

8. DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

You may choose one of the following death benefits:
 .  Greater of 5% Annually Compounded through age  85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age  85
 .  Return of Purchase Payments
 .  Account Value

The charges deducted from the account value are higher for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefits than for the Return of Purchase Payments and Account Value death benefits.

There is no guaranteed minimum death benefit if the owner or annuitant is age 85 or older on the contract date. In this case, the death benefit will be the account value (at the time the death benefit is paid, not at the time of death).

If the owner is not the annuitant, no death benefit is paid if the owner dies.

9. TAXES

Your earnings, if any, are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax.

Payments during the income phase may be considered partly a return of your original investment so that part of each payment would not be taxable as income. However, once you have recovered your entire investment, the full amount of any additional annuity payments will be taxable as ordinary income.

10. ADDITIONAL FEATURES

This contract has additional features that might interest you. These include the following:

 .    You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your contract is in the accumulation phase. This feature is referred to as the "systematic withdrawal option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

 .    You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the guaranteed minimum income benefit. It may vary by state.

 .    You may make transfers and/or change the allocation of additional purchase payments by telephone.

 .    You can arrange to have a certain amount of money (at least $500)
     automatically transferred from the fixed account or the Money Market Subaccount either monthly or quarterly, into your choice of subaccounts. This feature is called "dollar cost averaging."

 .    We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the account value among the various subaccounts. This feature is called "asset rebalancing."

These features are not available in all states and may not be suitable for your particular situation.

11. OTHER INFORMATION

Right to Cancel Period. You may return your contract for a refund. The amount of time you have to return the contract will depend on the state where the contract was issued. Our right to cancel period is 10 days (after you receive the contract), or whatever longer time may be permitted by state law. The amount of the refund will generally be the account value. We will pay the refund within 7 days after we receive written notice of cancellation and the returned contract. The contract will then be deemed void. In some states you may have more or less than 20 days to return a contract, or receive a refund of more (or less) than the account value.

No Probate. Usually, when the annuitant dies, the person you choose as your beneficiary will receive the death benefit under this contract without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Contract? This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most beneficial for people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this contract if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this contract, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and the guaranteed minimum income benefit, make this contract appropriate for your needs.

Financial Statements. Financial Statements for Transamerica are in the SAI.

12. INQUIRIES

If you need more information, please contact us at:

Transamerica Occidental Life Insurance Company
Annuity Service Center
4333 Edgewood Road N.E.
Cedar Rapids, IA 52499-0111

=================================================================================================================================

                                                    ANNUITY CONTRACT FEE TABLE

=================================================================================================================================
                                                                                  Separate Account Annual Expenses
               Contract Owner Transaction Expenses                           (as a percentage of average account value)
---------------------------------------------------------------------------------------------------------------------------------
Sales Load On Purchase Payments........................       0     Mortality and Expense Risk Fee (2)...........          0.55%
Annual Service Charge......................                  $0     Administrative Charge........................          0.15%
                                                                                                                           -----
Transfer Fee(1).............................   Currently No Fee
                                                                    TOTAL SEPARATE ACCOUNT
                                                                    ANNUAL EXPENSES..............................          0.70%
---------------------------------------------------------------------------------------------------------------------------------
                                                   Portfolio Annual Expenses(3)
                             (as a percentage of average net assets and after expense reimbursements)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Total
                                                                                                        Rule       Portfolio
                                                                        Management         Other        12b-1        Annual
                                                                           Fees           Expenses      Fees       Expenses
---------------------------------------------------------------------------------------------------------------------------------
Balanced                                                                   0.75%            0.11%          -         0.86%
Appreciation                                                               0.75%            0.03%          -         0.78%
Disciplined Stock                                                          0.75%            0.06%          -         0.81%
Growth and Income                                                          0.75%            0.04%          -         0.79%
International Value                                                        1.00%            0.35%          -         1.35%
Limited Term High Income                                                   0.65%            0.19%          -         0.84%
Money Market                                                               0.50%            0.08%          -         0.58%
Quality Bond                                                               0.65%            0.09%          -         0.74%
Small Cap                                                                  0.75%            0.03%          -         0.78%
Small Company Stock                                                        0.75%            0.22%          -         0.97%
Special Value                                                              0.75%            0.11%          -         0.86%
Stock Index                                                                0.25%            0.01%          -         0.26%
Socially Responsible Growth                                                0.75%            0.04%          -         0.79%
Core Bond (4)                                                              0.60%            0.25%          -         0.85%
Core Value (5)                                                             0.75%            0.25%          -         1.00%
Emerging Leaders (4)                                                       0.90%            0.25%          -         1.15%
Emerging Markets (4)                                                       1.25%            0.25%          -         1.50%
European Equity (5)                                                        1.00%            0.25%          -         1.25%
Founders Discovery (4)                                                     0.90%            0.25%          -         1.15%
Founders Growth (5)                                                        0.75%            0.25%          -         1.00%
Founders International Equity (5)                                          1.00%            0.50%          -         1.50%
Founders Passport (5)                                                      1.00%            0.50%          -         1.50%
Japan (4)                                                                  1.00%            0.25%          -         1.25%
MidCap Stock (5)                                                           0.75%            0.22%          -         0.97%
Technology Growth (5)                                                      0.75%            0.32%          -         1.07%
Transamerica VIF Growth (5)                                                0.70%            0.15%          -         0.85%
=================================================================================================================================

(1) There is no transfer fee for the first 18 transfers per year. For additional transfers, Transamerica may charge a fee of the lesser of $10 or 2% of the amount of the transfers, per transfer, but currently does not charge for any transfers.

(2) The mortality and expense risk fee and administrative charge shown (0.70%) applies to the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefit. This reflects a fee that is 0.20% per year higher than the 0.50% corresponding fee for the Return of Purchase Payments death benefit. It also reflects a fee that is 0.30% higher than the 0.40% corresponding fee for the Account Value death benefit.

(3) The fee table information relating to the underlying funds was provided to Transamerica by the underlying funds, their investment advisers or managers, and Transamerica has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(4) Because the Core Bond, Emerging Leaders, Emerging Markets, Founders Discovery and Japan Portfolios' commenced operations on May 1, 2000, the percentages set forth as "Management Fees", "Other Expenses", and "Total Portfolio Annual Expenses" are estimates.

(5) From time to time, each portfolio's investment adviser, in its sole discretion, may waive all or part of its fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the above portfolio annual expenses table reflect the portfolio's adviser's waiver of fees or reimbursement of expenses, if applicable, for calendar year 1999. Without such waivers or reimbursements, the management fee, other expenses and total portfolio annual expenses for 1999 would have been, as a percentage of assets: 0.75%, 0.75%, 1.50% - Core Value Portfolio; 1.00%, 4.03%, 5.03%
     - European Equity Portfolio; 0.75%, 1.58%, 2.33% - Founders Growth Portfolio; 1.00%, 2.77%, 3.77% - Founders International Equity Portfolio; 1.00%, 2.64%, 3.64% - Founders Passport Portfolio; 0.75%, 0.71%, 1.46% -
     MidCap Stock Portfolio; 0.75%, 0.59%, 1.34% - Technology Growth Portfolio and 0.75%, 0.15%, 0.90% - Transamerica VIF Growth Portfolio.

EXAMPLES


You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire account value is in the applicable subaccount and assuming the guaranteed minimum income benefit has not been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:
A = Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85  (0.55%)
B = Return of Purchase Payments  (0.35%)
C = Account Value (0.25%)

====================================================================================================================================

                                                     If the Contract is surrendered or annuitized at the end of the applicable time period or if the Contract is still in the accumulation phase.
                                                ------------------------------------------------------------------------------------

Subaccounts                                                     1 Year                                   3 Years
------------------------------------------------------------------------------------------------------------------------------------

Balanced                                   A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Appreciation                               A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Disciplined Stock                          A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Growth and Income                          A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
International Value                        A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Limited Term High Income                   A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Money Market                               A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Quality Bond                               A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Small Cap                                  A
                                          ---------------------------------------------------------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Small Company Stock                        A
                                          ---------------------------------------------------------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------
Special Value                              A
                                          ---------------------------------------------------------------------------------------
                                           B
                                          ---------------------------------------------------------------------------------------
                                           C
---------------------------------------------------------------------------------------------------------------------------------

EXAMPLES CONTINUED....

====================================================================================================================================

                                                     If the Contract is surrendered or annuitized at the end of the applicable time period or if the Contract is still in the accumulation phase.
                                                ------------------------------------------------------------------------------------

Subaccounts                                                     1 Year                                   3 Years
------------------------------------------------------------------------------------------------------------------------------------

Stock Index                                A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Socially Responsible Growth                A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Core Bond                                  A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Core Value                                 A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Emerging Leaders                           A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Emerging Markets                           A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
European Equity                            A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Founders Discovery                         A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Founders Growth                            A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Founders International Equity              A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Founders Passport                          A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
Japan                                      A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
----------------------------------------- ----- ---------------------------------------- ----------------------------------------
MidCap Stock                               A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
========================================= ===== ======================================== ========================================

EXAMPLES CONTINUED...

====================================================================================================================================

                                                     If the Contract is surrendered or annuitized at the end of the applicable time period or if the Contract is still in the accumulation phase.
                                                ------------------------------------------------------------------------------------

Subaccounts                                                     1 Year                                   3 Years
------------------------------------------------------------------------------------------------------------------------------------

Technology Growth                          A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
------------------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                    A
                                          ----- ---------------------------------------- ----------------------------------------
                                           B
                                          ----- ---------------------------------------- ----------------------------------------
                                           C
====================================================================================================================================


The above tables should assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the 1999 expenses of the underlying portfolios (except as noted in footnote 4 to the Annuity Contract Fee Table). In addition to the expenses listed above, premium taxes may be applicable.

These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

These examples do not reflect the annual fee of 0.15% or 0.35% of the minimum annuitization value for the guaranteed minimum income benefit rider selected, if any. The above expense figures would be approximately $1.50 or $3.50 per year higher if you selected a rider.

Financial Information. The subaccounts had not commenced operations as of December 31, 1999, therefore there is no condensed financial information to report as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Dreyfus Advisor Advantage Variable Annuity contract offered by Transamerica Occidental Life Insurance Company ("Transamerica").

An annuity is a contract between you, the owner, and an insurance company (in this case Transamerica), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The contract is a flexible purchase payment variable annuity. You can use the contract to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own contract.

The contract is a "flexible purchase payment" contract because after you purchase it, you can generally make additional investments of any amount of $1,000 or more, until the annuity commencement date. However, you are not required to make additional investments.

The contract is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the guaranteed minimum income benefit rider and select the guaranteed minimum payment option, then Transamerica will guarantee a minimum amount of your annuity payments.

The contract also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the 1-year guaranteed period.


2. PURCHASE

Contract Issue Requirements

Transamerica will not issue a contract unless:

 . Transamerica receives all information needed to issue the contract, and . Transamerica receives a minimum initial purchase payment.

Purchase Payments

You should make checks for purchase payments payable only to Transamerica Occidental Life Insurance Company and send them to our service center. Your check must be honored in order for Transamerica to pay any associated payments and benefits due under the contract.

Initial Purchase Payment Requirements

The initial purchase payment for nonqualified and qualified contracts must be at least $25,000. There is no minimum initial purchase payment for contracts issued under section 403(b) of the Internal Revenue Code; however, your purchase payment must be received within 90 days of the contract date or your contract will be canceled.

We will credit your initial purchase payment to your contract within two business days after the day we receive it and your complete contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial purchase payment to your contract is the contract date. The contract date is used to determine contract years, contract months and contract anniversaries.

Additional Purchase Payments

You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional purchase payments must be at least $1,000. We will credit additional purchase payments to your contract as of the business day we receive your purchase payment and required information. Additional purchase payments must be received before the New York Stock Exchange closes to get same-day pricing of the additional purchase payment.

Maximum Total Purchase Payments

We allow purchase payments up to a total of $1,000,000 without prior approval.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your purchase payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments the same way, unless you request a different allocation.

If you allocate purchase payments to the fixed account or the money market subaccount under the dollar cost averaging program, you must give us directions regarding the subaccount(s) to which transfers are to be made or we cannot accept your purchase payment.

You may change allocations for future additional purchase payments by sending us written instructions or by telephone, subject to the limitations described under "Telephone Transactions." The allocation change will apply to purchase payments received on or after the date we receive the change request.

Account Value

You should expect your account value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

3. INVESTMENT CHOICES

The Separate Account

The separate account currently consists of twenty-six subaccounts that are available under the contract.

The subaccounts invest in shares of the various funds or underlying fund portfolios. The companies that provide investment advice and administrative services for the funds or underlying fund portfolios offered through this contract are listed below. The following mutual fund investment choices are currently offered through this contract:

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
     Money Market Portfolio
     Special Value Portfolio
     Quality Bond Portfolio
     Small Cap Portfolio
     Appreciation Portfolio
     Growth and Income Portfolio
     International Value Portfolio
     Disciplined Stock Portfolio
     Small Company Stock Portfolio
     Balanced Portfolio
     Limited Term High Income Portfolio

DREYFUS STOCK INDEX FUND
Managed by the Dreyfus Corporation and
Mellon Equity Associates

THE DREYFUS SOCIALLY
RESPONSIBLE GROWTH FUND, INC.
Managed by The Dreyfus Corporation

DREYFUS INVESTMENT PORTFOLIOS
Managed by The Dreyfus Corporation
     Core Value Portfolio
     MidCap Stock Portfolio
     Founders Growth Portfolio
     Founders Passport Portfolio
     European Equity Portfolio
     Technology Growth Portfolio
     Emerging Leaders Portfolio
     Emerging Markets Portfolio
     Japan Portfolio
     Core Bond Portfolio
     Founders International Equity Portfolio
     Founders Discovery Portfolio

TRANSAMERICA VARIABLE
INSURANCE FUND, INC.
Managed by Transamerica Investment Management, LLC
     Transamerica VIF Growth Portfolio

The general public may not purchase shares of these underlying fund portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of the other portfolios or mutual funds.

More detailed information, including an explanation of the portfolio's investment objectives, may be found in the current prospectuses for the underlying funds, which are attached to this prospectus. You should read the prospectuses for the underlying funds carefully before you invest.

We may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be different for different funds or portfolios and may be based on the amount of assets that Transamerica or the separate account invests in the underlying fund portfolios.

We do not guarantee that any of the subaccounts will always be available for purchase payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion, or substitution of investments.

The Fixed Account

Purchase payments allocated and amounts transferred to the fixed account become part of Transamerica's general account. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of the 1-year guaranteed period option, the value in the 1-year guaranteed period option will automatically be transferred into a new 1-year guaranteed period option at the current interest rate for that period. You can transfer to a subaccount of the separate account by giving us notice within 30 days before the end of the expiring guaranteed period.

We have complete discretion to decide whether or not to credit any interest in excess of 3% per year, and if so, how much. You bear the risk that we will not credit any interest in excess of 3% per year.

If you select the fixed account, your money will be placed with Transamerica's other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your contract will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers to or from any subaccount or fixed account as often as you wish within certain limitations.

Transfers out of the guaranteed period option of the fixed account are limited to the following:

 .    Transfers of up to the total amount, provided that you notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice.

 .    Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest purchase payment first.

The maximum amount that can be transferred prior to the end of the 1-year guaranteed period option is 25% of that guaranteed period option's account value, less amounts previously transferred out of that guaranteed period option during the current contract year.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from the guaranteed period option must be at least $500. If less than $500 remains, then we reserve the right to either deny the transfer or include that amount in the transfer. Transfers must be received while the New York Stock Exchange is open (for regular trading) to get same day pricing of the transaction.

During the income phase of your contract, you may transfer values out of any subaccount up to four times per policy year. However, you cannot transfer values out of the fixed account in this phase. The minimum amount that can be transferred during this phase is an amount that will support an annual payment of $500.

Transfers may be made by telephone, subject to the limitations described below under "Telephone Transactions."

Currently, there is no charge for transfers and no limit on the number of transfers during the accumulation phase. However, in the future the number of transfers permitted may be limited to no more than 18 in any contract year. Transfers in excess of 18 may be charged a transfer fee equal to the lesser of $10 or 2% of the amount of the transfer. We reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of 3.0% (the guaranteed minimum).

The contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying portfolio. We reserve the right to reject any purchase payment or transfer request from any person, if, in our judgment, an underlying portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order.

4. PERFORMANCE

Transamerica periodically advertises performance of the various subaccounts. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes. The deduction of any applicable premium taxes would reduce the percentage increase or make greater any percentage decrease.

Second, for periods starting prior to the date the annuities were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the separate account.

Third, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the separate account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

5. EXPENSES

There are charges and expenses associated with your contract that reduce the return on your investment in the contract.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the contract. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the contract, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the contract. During the accumulation phase, for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 death benefit, the mortality and expense risk fee is at an annual rate of 0.55% of the account value. For the Return of Purchase Payments death benefit, the mortality and expense risk fee is at an annual rate of 0.35% of the account value. For the Account Value death benefit, the mortality and expense risk fee is at an annual rate of 0.25%. This annual fee is assessed daily based on the net asset value of each subaccount. During the income phase, the fee is 0.25% regardless of the death benefit option.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the contract. This daily charge is equal to an annual rate of 0.15% of the daily net asset value of the separate account.

Premium Taxes

Some states assess premium taxes on the purchase payments you make. We currently do not deduct for these taxes at the time you make a purchase payment. However, we will deduct the total amount of premium taxes, if any, from the account value when:

 .  you elect to begin receiving annuity payments;
 .  you surrender the contract; or
 . you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the contract for any other taxes we incur because of the contract. However, no deductions are being made at the present time.

Transfer Fee

Currently there is no charge for transfers. However, if you make more than 18 transfers per year before the annuity commencement date, for each additional transfer we reserve the right to charge the lesser of $10 or 2% of the amount of the transfer. Purchase payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Guaranteed Minimum Income Benefit

The guaranteed minimum income benefit is not available in all states.
If you elect the Return of Purchase Payments guaranteed minimum income benefit, there is an annual rider fee during the accumulation phase of 0.15% of the minimum annuitization value. If you elect the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit, there is an annual rider fee during the accumulation phase of 0.35% of the minimum annuitization value. If a guaranteed minimum death benefit is also selected, the annual rider fee during the accumulation phase decreases to 0.10% of the minimum annuitization value for the Return of Purchase Payments guaranteed minimum income benefit or to 0.30% of the minimum annuitization value for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit. The annual rider fee is also deducted if you surrender the contract.

During the income phase, there is a guaranteed payment fee of 1.25% of the daily net asset value if you annuitize under the rider.

Portfolio Management Fees

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying funds. A description of these expenses is found in the prospectuses for the underlying funds.

6. ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your contract in several ways:

 . by making a withdrawal (either a complete or partial withdrawal); or . by taking systematic withdrawals.

Surrenders

If you want to make a complete withdrawal, you will receive

 .  the account value.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the account value.

Remember that any withdrawal you take will reduce the account value, and might reduce the amount of the death benefit. See Section 8, Death Benefit, for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

Withdrawals from qualified contracts may be restricted or prohibited.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other withdrawals, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a withdrawal, a death benefit, or the death of the owner (under a nonqualified contract), will generally occur within seven business days from the date Transamerica receives all required information. Transamerica may defer such payments from the separate account if:

 .  the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
 .  an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .  the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your purchase payment check has cleared your bank.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us 30 days written notice before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date generally cannot be the greater of the contract month following the month in which the annuitant attains age 100 or 10 years after the contract becomes effective.

Election of Annuity Payment Option. Before the annuity commencement date, if the
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annuitant is alive, you may choose an annuity payment option or change your election. When a death benefit is payable, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options.

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The contract provides five annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your account value to provide these annuity payments (under some circumstances, the guaranteed minimum income benefit could provide a higher annuitization value). You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.) These five options are not available if you use the guaranteed minimum income benefit rider to receive annuity payments.

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under payment options 3 and 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in your contract. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we
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use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time to which you and Transamerica agree. You and Transamerica will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments
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only for the fixed period you choose. No funds will remain at the end.

Payment Option 3--Life Income. You may choose between:
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Fixed Payments
 .  No Period Certain--We will make level payments only during the annuitant's lifetime.
 .  10 Years Certain--We will make level payments for the longer of the annuitant's lifetime or ten years.
 . Guaranteed Return of Contract Proceeds--We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we make to you equals the amount applied to this option.
Variable Payments
 .  No Period Certain--Payments will be made only during the lifetime of the annuitant.
 . 10 Years Certain--Payments will be made for the longer of the annuitant's lifetime or ten years.

Payment Option 4--Income of a Specified Amount. Payments are made for any
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specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:
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Fixed Payments
 . Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Variable Payments
 . Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with Transamerica. Certain annuity payment options may not be available in all states.

NOTE CAREFULLY:
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IF:
 .  you choose Life Income with No Period Certain or a Joint and Survivor
   Annuity; and
 .  the annuitant(s) dies before the due date of the second (third, fourth, etc.)
   annuity payment;
THEN:
 .  we may make only one (two, three, etc.) annuity payments.

IF:
 .  you choose Income for a Specified Period, Life Income with 10 years Certain,
   Life Income with Guaranteed Return of Contract Proceeds, or Income of a Specified Amount; and
 .  the person receiving payments dies prior to the end of the guaranteed period;
THEN:
 . the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The person receiving payments is responsible for keeping Transamerica informed of their current address.

The payment options described above cannot be used if you elect to receive payments under the guaranteed minimum income benefit rider.

8. DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies before the annuity commencement date and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
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We will pay a death benefit to your beneficiary IF:
 . you are both the annuitant and an owner of the contract; and . you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the contract as the new annuitant and owner, instead of receiving the death benefit.

We will also pay a death benefit to your beneficiary IF:
 .  you are not the annuitant; and
 . the annuitant dies before the annuity commencement date; and . you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the account value upon the death of any owner. These requirements are detailed in the SAI.

After the Annuity Commencement Date
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The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:
 .  you are not the annuitant; and
 . you die on or after the annuity commencement date; and . the entire interest in the contract has not been paid to you;
THEN:
 . the remaining portion of such interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:
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IF:
 .  you are not the annuitant; and
 . the annuitant dies prior to the annuity commencement date; and . you did not specifically request that the death benefit be paid upon the annuitant's death;
THEN:
 .  you will become the new annuitant and the contract will continue.

IF:
 .  you are not the annuitant; and
 .  you die prior to the annuity commencement date;
THEN:
 . the new owner (unless it is your spouse) must generally surrender the contract within five years of your death for the account value.

Note carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and Transamerica has not received written notice (signed prior to the owner's death) of the trust as a successor owner, then that trust may not exercise ownership rights to the contract. It may be necessary to open a probate estate in order to exercise ownership rights to the contract if no contingent owner is named in a written notice received by Transamerica.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The death benefit will be the greater of:
 . account value on the date we receive the required information; or . guaranteed minimum death benefit, if any (discussed below).

The death benefit proceeds may reflect a deduction for premium taxes.

Guaranteed Minimum Death Benefit

On the contract application, two of the death benefit options provide for a guaranteed minimum death benefit [Greater of 5% Annually Compounded through age 85 (up to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 Death Benefit and the Return of Purchase Payments Death Benefit] and the third death benefit option does not provide for any guaranteed minimum [Account Value Death Benefit]. You generally may choose one of the three death benefit options listed below.

After the contract is issued, you cannot make an election and the death benefit cannot be changed.

The guaranteed minimum death benefits are not available if the owner or annuitant is 85 or older on the contract date (the date we issue the contract). In that case, the death benefit will be the account value.
A. Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of
----------------------------------------------------------------------------
   purchase payments) or Annual Step-Up through age 85 Death Benefit
   -----------------------------------------------------------------

   The death benefit under this option is the greater of 1 or 2 below:

   1. The 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) Death Benefit is:
      . the total purchase payments;
      . less any adjusted partial withdrawals (discussed below);
      . plus interest at an effective annual rate of 5%, from the purchase payment date or withdrawal date, to the earlier of the date of death or the owner's 86th birthday (to a maximum of 200% of purchase payments).

   2. The Annual Step-Up through age 85 Death Benefit is:
          ----------------------------------------------
      . the largest account value on the contract date or on any contract anniversary prior to the earlier of the date of death or the owner's 86th birthday;
      . plus any purchase payments since the contract anniversary with the largest account value;
      . minus any adjusted partial withdrawals (discussed below) since the contract anniversary with the largest account value.

      The death benefits under this option are not available if the owner or annuitant is 85 or older on the contract date.

      We deduct higher charges for the guaranteed minimum death benefits under this option than for the Return of Purchase Payments Death Benefit.

B.   Return of Purchase Payments Death Benefit
     -----------------------------------------

     The Return of Purchase Payments Death Benefit is:
     .  the total purchase payments;
     . less any adjusted partial withdrawals (discussed below) as of the date of death.

     The Return of Purchase Payments death benefit is not available if the owner or annuitant is 85 or older on the contract date.

     We deduct higher charges for the Return of Purchase Payments death benefit than for the Account Value death benefit.

Under both guaranteed minimum death benefits, IF:

 .  the surviving spouse elects to continue the contract instead of receiving the death benefit; and
 .  the guaranteed minimum death benefit is greater than the account value;
THEN:
 . we will increase the account value to be equal to the guaranteed minimum death benefit. This is a one-time only account value adjustment applied at the time the contract is continued. The guaranteed minimum death benefit will continue as applicable. This increase is made only at the time the surviving spouse elects to continue the contract.

C. Account Value Death Benefit
   ---------------------------

   Under this option, the death benefit is only the account value of your contract, as of the date we pay the death benefit. This could be more or less than the amount of your purchase payments. There is no guaranteed minimum death benefit under this option.

9. TAXES

NOTE: Transamerica has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Transamerica has included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract--qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your contract until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If you purchase the contract under an individual retirement annuity, a pension plan, or specially sponsored program, your contract is referred to as a qualified contract.

Qualified contracts are issued in connection with the following plans:
 .    Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 .    Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the contract on a pre-tax basis.
 .    Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and
     self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.
 .    Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

If you purchase the contract as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your contract is referred to as a nonqualified contract.

Withdrawals--Qualified Contracts

There are special rules that govern with respect to qualified contracts. Generally, these rules restrict:
 .    the amount that can be contributed to the contract during any year; and
 .    the time when amounts can be paid from the contract.

In addition, a penalty tax may be assessed on amounts withdrawn from the contract prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the contract by a certain date. The terms of the plan may limit the rights otherwise available to you under the contract. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a contract for use with any retirement plan.

Withdrawals -- 403(b) Contracts

The Internal Revenue Code limits withdrawal from certain 403(b) annuities. Withdrawals can generally only be made when a owner:
 .    reaches age 59 1/2;
 .    leaves his/her job;
 .    dies;
 .    becomes disabled (as that term is defined in the Internal Revenue Code); or
 .    in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Transamerica may modify the contract to attempt to maintain favorable tax treatment.

Withdrawals--Nonqualified Contracts

The information herein describing the taxation of nonqualified contracts does not apply to qualified contracts.

If you make a withdrawal from your contract before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings (as ordinary income, not as capital gains). Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty.
They include any amounts:
 .  paid on or after the taxpayer reaches age 59 1/2;
 .  paid after an owner dies;
 .  paid if the taxpayer becomes totally disabled (as that term is defined in the
   Internal Revenue Code);
 .  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .  paid under an immediate annuity; or
 .  which come from purchase payments made prior to August 14, 1982.

All deferred non-qualified contracts that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:
 . if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total purchase payments (less amounts received which were not includable in gross income). The same tax treatment applies to any amounts distributed after an owner's death.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:
 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the contract.

10. ADDITIONAL FEATURES

Systematic Withdrawal Option

You can select at any time (during the accumulation phase) to receive regular payments from your contract by using the systematic withdrawal option. Payments can be made monthly, quarterly, semi-annually, or annually. Each payment can be up to 15% of your account value divided by the number of payouts elected per year and must be at least $100. There is no charge for this benefit.

Once you elect the systematic withdrawal option, you must wait a minimum time before the first withdrawal: 1 month for monthly withdrawals; 3 months for quarterly withdrawals; 6 months for semi-annual withdrawals; and 12 months for annual withdrawals. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account.

The systematic withdrawal option may be stopped or started at any time. However, 30 days written notice is required to stop withdrawals. The systematic withdrawal option may also have Federal income tax consequences.


Guaranteed Minimum Income Benefit

The guaranteed minimum income benefit rider may not be available in all states.

The guaranteed minimum income benefit rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) 7 years after you elect the rider. If you want to purchase this optional rider, you must do so when you apply for the contract or within 30 days after the contract date or within 30 days after any contract anniversary before you turn 81. Once elected, the guaranteed minimum income benefit rider can not be terminated.

The guaranteed minimum income benefit rider guarantees:
 .  the amount you will have to apply to a guaranteed minimum income benefit payment option (annuitization value), and
 . if you elect the guaranteed minimum payment option, that those payments will never be less than the initial payment.

By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

Minimum Annuitization Value

There is a choice of two guaranteed minimum income benefit riders available for purchase, each offering different levels of minimum annuitization value.

For both guaranteed minimum income benefit options, the minimum annuitization value on the rider date (the date the rider is added to your contract) is equal to the total purchase payments received less any previous withdrawals. After that, the minimum annuitization value varies depending upon which rider you choose.

If you purchase the Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit rider, the minimum annuitization value after the rider date is equal to the greater of the following:

 .  the greater of the account value on the rider date or the largest account value on any rider anniversary prior to
     the earlier of any owner's or annuitant's 86th birthday, adjusted for any subsequent purchase payments (less the sum of all subsequent withdrawals adjusted as below and any premium taxes); or
 .    the account value on the rider date plus the sum of all purchase payments received after the rider date, less withdrawals (adjusted as below) and premium taxes, plus interest thereon equal to the annual effective interest rate specified on page one of the rider up to:
     1. the rider anniversary prior to the earlier of any owner's or annuitant's 86th birthday; or
     2. the date the sum of all purchase payments, (less the sum of all adjusted withdrawals and premium taxes), together with credited interest, has grown to two times the amount of all purchase payments (less all adjusted withdrawals and premium taxes) as a result of such interest accumulation, if earlier.

If you purchase the Return of Purchase Payments guaranteed minimum income benefit rider, your minimum annuitization value after the rider date is equal:
 .    to the account value on the rider date; plus
 .    the sum of all purchase payments received after the rider date; less
 .    withdrawals (adjusted as below) after the rider date and premium taxes.

You can annuitize under the guaranteed minimum income benefit rider (subject to the conditions described in this section) at the greater of the annuity purchase amount or the minimum annuitization value.

The annual effective interest rate is currently 5% per year; we may, at our discretion, change the rate in the future, but the rate will never be less than 3% per year, and once the rider is added to your contract, the annual rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.

The guaranteed minimum income benefit rider does not establish or guarantee account value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the account value at otherwise applicable annuity factors. Therefore, the guaranteed minimum income benefit rider should be regarded as a safety net.

The minimum annuitization value may only be used to annuitize using the guaranteed minimum income benefit payment options provided by the guaranteed minimum income benefit rider and may not be used with any of the annuity payment options listed in the annuity payment section. The guaranteed minimum income benefit payment options are:
 .    Life Income--An election may be made for "No Period Certain" or "10 Years
     Certain." In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 .    Joint and Full Survivor--An election may be made for "No Period Certain" or
     "10 Years Certain." Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used solely to calculate the guaranteed minimum income benefit payment and does not establish or guarantee an account value or guarantee performance of any investment option. Other benefits and fees under the rider (the rider fee, the guaranteed payment fee, and the waiting period before the guaranteed minimum income benefit can be exercised, as well as the annual interest rate) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade

You can upgrade your minimum annuitization value to the account value within 30 days after any rider anniversary before your 93rd birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade, the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees. There will be a new waiting period. Please note that the benefits and fees under the new rider may differ from your benefits and fees prior to upgrading.

It generally will not be to your advantage to upgrade unless your account value exceeds your minimum annuitization value on the applicable contract anniversary.

Conditions of Exercise of the Guaranteed Minimum Income Benefit

You can only annuitize using the guaranteed minimum income benefit within 30 days after the seventh or later rider anniversary after the guaranteed minimum income benefit is elected or, in the case of an upgrade of the minimum annuitization value, the seventh or later rider anniversary following the upgrade; we may, at our discretion, change the waiting period before the guaranteed minimum income benefit can be exercised in the future. You cannot, however, annuitize using the guaranteed minimum income benefit after the rider anniversary after your 100th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the guaranteed minimum income benefit on page one of the rider.

Note Carefully--If you annuitize at any time other than indicated above, you can not use the guaranteed minimum income benefit.

As noted above, this benefit can only be used with the two payment options contained in the rider, and not with the five payment options contained in the base contract.

Guaranteed Minimum Payment Option

If you elect the guaranteed minimum payment option, annuity payments under the guaranteed minimum income benefit are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. There is an extra charge for this option; see below.

It is not clear whether payments under the guaranteed minimum payment option will be treated as fixed or variable payments for federal income tax purposes. You should consult a competent tax adviser on this issue.

Under this option, the payments will also be "stabilized" or held constant during each year after annuitization.

During the first year after annuitizing using the guaranteed minimum income benefit , each stabilized payment will equal the initial payment. On each anniversary of annuitization thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected, and then be held constant at that amount for that year. The stabilized payment on each annuitization anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options.

If you elect not to receive guaranteed minimum payments, your payments:
 .  are not guaranteed and may be less than the initial payment;
 .  will vary according to the investment performance of the investment options you select; and
 .  will not be stabilized.

See the SAI for additional information concerning stabilized payments.

Guaranteed Minimum Income Benefit Rider Fee

A rider fee is charged annually on each rider anniversary prior to the annuity commencement date. The rider fee is equal to 0.35% of the minimum annuitization value for the Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payment) or Annual Step-Up through age 85 guaranteed minimum income benefit, and to 0.15% of the minimum annuitization value for the Return of Purchase Payments guaranteed minimum income benefit. However, if you purchase both a guaranteed minimum income benefit and a guaranteed minimum death benefit rider, your guaranteed minimum income benefit charge will be reduced by 0.05% for a charge of 0.10% for the Return of Purchase Payments guaranteed minimum income benefit and 0.30% for the greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income death benefit. We will also charge this fee if you take a complete withdrawal. The rider fee is deducted from each fixed account or variable subaccount in proportion to the amount of account value in each subaccount.

Guaranteed Minimum Payment Fee

If you do not elect the guaranteed minimum payment option, the mortality and expense risk fee and administration charge for the base contract is reflected in the amount of variable payments you receive. If you elect the guaranteed minimum payment option, a guaranteed minimum payment fee, currently equal to 1.25% of the daily net asset value in the various investment options, is added to the base product mortality and expense risk fee and administration charge and reflected in the amount of the various payments you receive. The guaranteed minimum payment fee is included on page one of the rider.

For example, if you do not elect the guaranteed minimum payment option, the total mortality and expense risk fee and administration charge after the election date will be equal to 0.40% of the daily net asset value in the various investment options. If you choose the guaranteed minimum payment option, the mortality and expense risk fee and administration charge after the election date will be equal to 1.65% of the daily net asset value in the various investment options.

Termination of the Guaranteed Minimum Income Benefit Rider

The guaranteed minimum income benefit rider is irrevocable. You have the option not to use the benefit of the rider but you will not receive a refund of any fees you have paid. The guaranteed minimum income benefit rider will terminate upon the earliest of the following:
 .  annuitization (you can get guaranteed minimum payments if you so elect if you annuitize using the guaranteed minimum income benefit ), . upgrade of the minimum annuitization value (although a new rider will be issued),
 .  termination of your contract, and
 . 30 days after the last date to annuitize under the rider as specified on the first page of your rider.

Telephone Transactions

You may make transfers and change the allocation of additional purchase payments by telephone IF:
 .  you select the "Telephone Transfer/Reallocation Authorization" box in the
   contract application or enrollment information; or . you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

Telephone requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction. We reserve the right to discontinue this option at any time.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option or the Money Market Subaccount, into any other subaccounts. There is no charge for this program.

Complete and clear instructions must be received before a dollar cost averaging program will begin. The instructions must include:
 .  the subaccounts into which money from the dollar cost averaging fixed account or the Money Market Subaccount, is to be transferred; and . either the dollar amount to transfer monthly or quarterly (each transfer must be at least $500) or the number of transfers (minimum of 6 monthly or 4 quarterly and maximum of 24 monthly or 8 quarterly).

Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month. You may change your allocations at anytime.

Only one dollar cost averaging program can run at one time. This means that any addition to a dollar cost averaging program must change either the length of the program or the dollar amount of the transfers. New instructions must be received each time there is an addition to a dollar cost averaging program.

Any amount in the dollar cost averaging fixed account or the Money Market Subaccount, for which we have not received complete and clear instructions will remain in the dollar cost averaging fixed account or the Money Market Subaccount, until we receive the instructions. If we have not received complete and clear instructions within 30 days, the interest credited in the dollar cost averaging fixed account may be adjusted downward, but not below the guaranteed effective annual interest rate of 3%.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

11.  OTHER INFORMATION

Ownership

You, as owner of the contract, exercise all rights under the contract. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the contract any time during your lifetime. Transamerica will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. There may be limitations on your ability to assign a qualified contract. An assignment may have tax consequences.

Transamerica Occidental Life Insurance Company

Transamerica Occidental Life Insurance Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California on June 30, 1906. It is mainly engaged in the sale of life insurance and annuity contracts.

Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, which in turn is a direct subsidiary of Transamerica Corporation. Our principal office is at 1150 South Olive Street, Los Angeles, California 90015. Transamerica is indirectly owned by AEGON N.V., one of the world's leading international insurance groups.

All obligations arising under the contract, including the promise to make annuity payments, are general corporate obligations of Transamerica

The Separate Account

On June 5, 2000, Transamerica's Board of Directors passed resolutions to establish a separate account, called Separate Account VA H, also referred to as the separate account, under the laws of the State of California.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or Transamerica. The separate account receives and currently invests the purchase payments that are allocated to it for investment in shares of the underlying mutual fund portfolios.

Income, gains and losses, whether or not realized, from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to Transamerica 's other income, gains or losses.

The assets of the separate account are held in Transamerica's name on behalf of the separate account and belong to Transamerica. However, those assets that underlie the contract are not chargeable with liabilities arising out of any other business Transamerica may conduct. Section 10506 of the California Insurance law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company, except to the extent that the assets of the separate account exceed the reserves and other liabilities of the separate account. Therefore, the investment performance of the separate account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account Transamerica maintains.

The variable account has twenty-six subaccounts, each of which invests in a specific fund or portfolios of specific funds. Changes to the subaccounts may be made at Transamerica's discretion.

Mixed and Shared Funding

Before making a decision concerning the allocation of purchase payments to a particular subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the portfolios of the underlying funds are available to registered separate accounts offering variable annuity products of Transamerica, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including Transamerica, agree to take any necessary steps to resolve the matter. This includes removing their separate accounts from the underlying funds. See the underlying funds' prospectuses for more details.

Reinstatements

You may surrender your contract and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your contract after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

Transamerica will vote all shares of the underlying funds in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Contract

AFSG Securities Corporation (AFSG) is the principal underwriter of the contract. AFSG is a Transamerica Company and an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. It was incorporated in Pennsylvania on March 12, 1986.

Variations in Certain Provisions

Certain provisions of the contract may vary from the descriptions in this prospectus in order to comply with different state laws. See your contract for variations since any such state variations will be included in your contract or in riders or endorsements attached to your contract.

Insurance Marketplace Standards Association

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result the industry established the Insurance Marketplace Standards Association ("IMSA").

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. Transamerica , like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Transamerica believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or Transamerica.

Financial Statements

The financial statements of Transamerica are included in the SAI. As of the date of this prospectus the separate account had not commenced operations, therefore there are no financial statements at this time.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms
The Contract--General Provisions
Certain Federal Income Tax Consequences
Investment Experience
Guaranteed Minimum Income Benefit -Additional Information
Historical Performance Data
Published Ratings
State Regulation of Transamerica
Administration
Records and Reports
Distribution of the Contracts
Voting Rights
Other Products
Custody of Assets
Legal Matters
Independent Auditors
Other Information
Financial Statements

                                   APPENDIX A

                           HISTORICAL PERFORMANCE DATA

Standardized Performance Data

Transamerica may advertise historical yields and total returns for the subaccounts of the separate account. In addition, Transamerica may advertise the effective yield of the subaccount investing in the Money Market Portfolio (the "Money Market Subaccount"). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Dreyfus Money Market Subaccount. The yield of the Money Market Subaccount for a
-------------------------------
contract refers to the annualized income generated by an investment under a contract in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a contract in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount (other than the Dreyfus Money
-----------------
Market Subaccount) for a contract refers to the annualized income generated by an investment under a contract in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a contract has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular contract and they do not reflect the rider charges for the optional guaranteed minimum income benefits. To the extent that any or all of a premium tax or rider charge is applicable to a particular contract, the yield and/or total return of that contract will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

Transamerica may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standardized performance data may make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance. The following performance data is historic
-------------------------------
performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the contract had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the contract. This data is not intended to indicate future performance.

For instance, as shown in Tables 1-A, 1-B, and 1-C below, Transamerica may disclose average annual total returns for the portfolios reduced by all fees and charges under the contract, as if the contract had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee and administrative charge. Tables 1-A, 1-B and 1-C do not reflect the rider charge for the optional guaranteed minimum income benefit.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 1999, were as follows:

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                                                             TABLE 1-A
                                       Adjusted Historical Average Annual Total Returns (1)
                                          (Assuming No Guaranteed Minimum Income Benefit)
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                       5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) and
                                                   Annual Step-Up through age 85
                                         (Total Separate Account Annual Expenses: 0.70% )
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                                                                                                            Corresponding
                                                                                           10 Year            Portfolio
Portfolio                                                      1 Year        5 Year      or Inception       Inception Date
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Balanced
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Appreciation
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Disciplined Stock
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Growth and Income
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International Value
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Limited Term High Income
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Money Market
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Quality Bond
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Small Cap
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Small Company Stock
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Special Value
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Stock Index
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Socially Responsible Growth
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Core Bond
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Core Value
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Emerging Leaders
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Emerging Markets
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European Equity
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Founders Discovery
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Founders Growth
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Founders International Equity
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Founders Passport
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Japan
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MidCap Stock
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Technology Growth
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Transamerica VIF Growth
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+   Ten Year Date
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                                                            TABLE 1 - B
                                       Adjusted Historical Average Annual Total Returns (1)
                                          (Assuming No Guaranteed Minimum Income Benefit)
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                                             Return of Purchase Payments Death Benefit
                                          (Total Separate Account Annual Expenses: 0.50%)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Corresponding
                                                                                           10 Year            Portfolio
Portfolio                                                      1 Year        5 Year      or Inception       Inception Date
--------------------------------------------------------------------------------------------------------------------------------
Balanced
--------------------------------------------------------------------------------------------------------------------------------
Appreciation
--------------------------------------------------------------------------------------------------------------------------------
Disciplined Stock
--------------------------------------------------------------------------------------------------------------------------------
Growth and Income
--------------------------------------------------------------------------------------------------------------------------------
International Value
--------------------------------------------------------------------------------------------------------------------------------
Limited Term High Income
--------------------------------------------------------------------------------------------------------------------------------
Money Market
--------------------------------------------------------------------------------------------------------------------------------
Quality Bond
--------------------------------------------------------------------------------------------------------------------------------
Small Cap
--------------------------------------------------------------------------------------------------------------------------------
Small Company Stock
--------------------------------------------------------------------------------------------------------------------------------
Special Value
--------------------------------------------------------------------------------------------------------------------------------
Stock Index
--------------------------------------------------------------------------------------------------------------------------------
Socially Responsible Growth
--------------------------------------------------------------------------------------------------------------------------------
Core Bond
--------------------------------------------------------------------------------------------------------------------------------
Core Value
--------------------------------------------------------------------------------------------------------------------------------
Emerging Leaders
--------------------------------------------------------------------------------------------------------------------------------
Emerging Markets
--------------------------------------------------------------------------------------------------------------------------------
European Equity
--------------------------------------------------------------------------------------------------------------------------------
Founders Discovery
--------------------------------------------------------------------------------------------------------------------------------
Founders Growth
--------------------------------------------------------------------------------------------------------------------------------
Founders International Equity
--------------------------------------------------------------------------------------------------------------------------------
Founders Passport
--------------------------------------------------------------------------------------------------------------------------------
Japan
--------------------------------------------------------------------------------------------------------------------------------
MidCap Stock
--------------------------------------------------------------------------------------------------------------------------------
Technology Growth
--------------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth
--------------------------------------------------------------------------------------------------------------------------------
+   Ten Year Date
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE 1 - C
                                       Adjusted Historical Average Annual Total Returns (1)
                                          (Assuming No Guaranteed Minimum Income Benefit)
--------------------------------------------------------------------------------------------------------------------------------
                                                    Account Value Death Benefit
                                          (Total Separate Account Annual Expenses: 0.40%)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Corresponding
                                                                                           10 Year            Portfolio
Portfolio                                                      1 Year        5 Year      or Inception       Inception Date
--------------------------------------------------------------------------------------------------------------------------------
Balanced
--------------------------------------------------------------------------------------------------------------------------------
Appreciation
--------------------------------------------------------------------------------------------------------------------------------
Disciplined Stock
--------------------------------------------------------------------------------------------------------------------------------
Growth and Income
--------------------------------------------------------------------------------------------------------------------------------
International Value
--------------------------------------------------------------------------------------------------------------------------------
Limited Term High Income
--------------------------------------------------------------------------------------------------------------------------------
Money Market
--------------------------------------------------------------------------------------------------------------------------------
Quality Bond
--------------------------------------------------------------------------------------------------------------------------------
Small Cap
--------------------------------------------------------------------------------------------------------------------------------
Small Company Stock
--------------------------------------------------------------------------------------------------------------------------------
Special Value
--------------------------------------------------------------------------------------------------------------------------------
Stock Index
--------------------------------------------------------------------------------------------------------------------------------
Socially Responsible Growth
--------------------------------------------------------------------------------------------------------------------------------
Core Bond
--------------------------------------------------------------------------------------------------------------------------------
Core Value
--------------------------------------------------------------------------------------------------------------------------------
Emerging Leaders
--------------------------------------------------------------------------------------------------------------------------------
Emerging Markets
--------------------------------------------------------------------------------------------------------------------------------
European Equity
--------------------------------------------------------------------------------------------------------------------------------
Founders Discovery
--------------------------------------------------------------------------------------------------------------------------------
Founders Growth
--------------------------------------------------------------------------------------------------------------------------------
Founders International Equity
--------------------------------------------------------------------------------------------------------------------------------
Founders Passport
--------------------------------------------------------------------------------------------------------------------------------
Japan
--------------------------------------------------------------------------------------------------------------------------------
MidCap Stock
--------------------------------------------------------------------------------------------------------------------------------
Technology Growth
--------------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth
--------------------------------------------------------------------------------------------------------------------------------
+   Ten Year Date
--------------------------------------------------------------------------------------------------------------------------------

(1) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.

                       STATEMENT OF ADDITIONAL INFORMATION

                   DREYFUS ADVISOR ADVANTAGE VARIABLE ANNUITY

                                 Issued through

                              SEPARATE ACCOUNT VA H

                                   Offered by

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             Annuity Service Center
                             4333 Edgewood Road N.E.
                          Cedar Rapids, Iowa 52499-0111


This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Dreyfus Advisor Advantage Variable Annuity offered by Transamerica Occidental Life Insurance Company ("Transamerica"). You may obtain a copy of the prospectus dated ___________, 2000 by calling 877-717-8861, or by writing to Transamerica Occidental Life Insurance Company, Annuity Service Center, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0111. Terms used in the current prospectus for the variable annuity are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the contract and the underlying fund portfolios.

Dated: _____, 2000

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
GLOSSARY OF TERMS........................................................
THE POLICY--GENERAL PROVISIONS...........................................
     Owner...............................................................
     Entire Contract.....................................................
     Misstatement of Age or Sex..........................................
     Addition, Deletion or Substitution of Investments...................
     Reallocation of Annuity Units After the Annuity Commencement Date...
     Annuity Payment Options.............................................
     Death Benefit.......................................................
     Death of Owner......................................................
     Assignment..........................................................
     Evidence of Survival................................................
     Non-Participating...................................................
     Amendments..........................................................
     Employee and Agent Purchases........................................
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................
     Tax Status of the Contract..........................................
     Taxation of Transamerica............................................
INVESTMENT EXPERIENCE....................................................
     Accumulation Units..................................................
     Annuity Unit Value and Annuity Payment Rates........................
GUARANTEED MINIMUM  INCOME BENEFIT--ADDITIONAL INFORMATION...............
HISTORICAL PERFORMANCE DATA..............................................
     Money Market Yields.................................................
     Other Subaccount Yields.............................................
     Total Returns.......................................................
     Other Performance Data..............................................
     Adjusted Historical Performance Data--The Separate Account..........
PUBLISHED RATINGS........................................................
STATE REGULATION OF TRANSAMERICA.........................................
ADMINISTRATION...........................................................
RECORDS AND REPORTS......................................................
DISTRIBUTION OF THE CONTRACTS............................................
VOTING RIGHTS............................................................
OTHER PRODUCTS...........................................................
CUSTODY OF ASSETS........................................................
LEGAL MATTERS............................................................
INDEPENDENT AUDITORS.....................................................
OTHER INFORMATION........................................................
FINANCIAL STATEMENTS.....................................................

                                GLOSSARY OF TERMS

Account Value--On or before the annuity commencement date, the account value is equal to the owner's:

 .   purchase payments; minus
 .   partial withdrawals; plus
 .   interest credited in the fixed account; plus or minus
 .   accumulated gains or losses in the separate account; minus
 .   premium taxes, rider fees, and transfer fees, if any.

Accumulation Unit--An accounting unit of measure used in calculating the account value in the separate account before the annuity commencement date.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the contract date and not later than the latter of the last day of the contract month starting after the annuitant attains age 100, or 10 years from contract issue.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Application--A written application, order form, or any other information received electronically or otherwise upon which the contract is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the contract.

Business Day--A day when the New York Stock Exchange is open for business.

Code--The Internal Revenue Code of 1986, as amended.

Contract Year--A contract year begins on the date in which the contract becomes effective and on each anniversary thereof.

Fixed Account--One or more investment choices under the contract that are part of Transamerica's general assets and which are not in the separate account.

Guaranteed Period Option--The 1-year guaranteed interest rate period of the fixed account, which Transamerica offers, into which purchase payments may be paid or amounts may be transferred.

Nonqualified Contract--A contract other than a qualified contract.

Owner--The person who may exercise all rights and privileges under the contract. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a contract.

Purchase Payment--An amount paid to Transamerica by the owner or on the owner's behalf as consideration for the benefits provided by the contract.

Qualified Contract--A contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account--Separate Account VA H, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which purchase payments under the contracts may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Successor Owner--A person appointed by the owner to succeed to ownership of the contract in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Valuation Period--The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request--Written notice, signed by the owner, that gives Transamerica the information it requires and is received at the annuity service center. For some transactions, Transamerica may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements Transamerica establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about Transamerica and the contract, which may be of interest to a prospective purchaser.

                         THE POLICY--GENERAL PROVISIONS

Owner

The contract shall belong to the owner upon issuance of the contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the contract; (2) surrender the contract; (3) amend or modify the contract with Transamerica's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless Transamerica has been notified of a community or marital property interest in the contract, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the application, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note Carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless Transamerica has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the contract. It may be necessary to open a probate estate in order to exercise ownership rights to the contract if no contingent owner is named in a written notice received by Transamerica.

The owner may change the ownership of the contract in a written notice. When this change takes effect, all rights of ownership in the contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment Transamerica has made or action Transamerica has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of your death.

Entire Contract

The contract, any endorsements thereon, the application, or information provided in lieu thereof constitute the entire contract between Transamerica and the owner. All statements in the application are representations and not warranties. No statement will cause the contract to be void or to be used in defense of a claim unless contained in the application or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, Transamerica will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by Transamerica shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Transamerica due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to Transamerica.

Addition, Deletion, or Substitution of Investments

Transamerica cannot and does not guarantee that any of the subaccounts will always be available for purchase payments, allocations, or transfers. Transamerica retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. Transamerica reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission ("SEC"). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuities, or from effecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by Transamerica. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, Transamerica will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, Transamerica will reinvest the amounts in the subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, Transamerica may, by appropriate endorsement, make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, Transamerica also may transfer the assets of the separate account associated with the contracts to another account or accounts.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a contract into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, Transamerica reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to Transamerica's annuity service center. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given contract year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by Transamerica at its annuity service center at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing account value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing account value of the separate account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount Transamerica has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells Transamerica in writing and Transamerica agrees.

Variable Payment Options. The dollar amount of the first variable annuity
------------------------
payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the contract. The tables are based on a 5% effective annual Assumed Investment Return and the "Annuity 2000" (male, female, and unisex if required by law) mortality table with projection using Scale G factors. ("The Annuity 2000" mortality rates are adjusted based on improvements in mortality since 2000 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable
-------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

      Annuity Commencement Date                   Adjusted Age
      -------------------------                   ------------
             Before 2010                           Actual Age
              2010-2019                       Actual Age minus 1
              2020-2026                       Actual Age minus 2
              2027-2033                       Actual Age minus 3
              2034-2040                       Actual Age minus 4
              After 2040                       Determined by us.

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments
---------------------------------------------
other than the first are calculated using annuity units and are credited to the contract. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the contract then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the contract by the annuity unit value for the particular subaccount as of the first business day of each month.

Death Benefit

Adjusted Partial Withdrawal. The amount of your guaranteed minimum death benefit
---------------------------
(if a guaranteed minimum death benefit is selected) is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your guaranteed minimum death benefit and account value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:

     (1) is the partial withdrawal, where partial withdrawal = requested withdrawal; and
     (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current account value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and account value.

---------------------------------------------------------------------------------------------------------------------------
                                                         Example 1
                                                (Assumed Facts for Example)
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current guaranteed minimum death benefit before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $50,000           current account value before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current death benefit (larger of account value and guaranteed minimum death benefit)
---------------------------------------------------------------------------------------------------------------------------
  $15,000           requested withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $15,000           reduction in account value
---------------------------------------------------------------------------------------------------------------------------
  $22,500           adjusted partial withdrawal = 15,000 * (75,000/50,000)
---------------------------------------------------------------------------------------------------------------------------
  $52,500           New guaranteed minimum death benefit (after withdrawal) = 75,000-22,500
---------------------------------------------------------------------------------------------------------------------------
  $35,000           New account value (after withdrawal) = 50,000-15,000
---------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                  = $22,500
Reduction in account value                                     = $15,000

Note, guaranteed minimum death benefit is reduced more than the account value since the guaranteed minimum death benefit was greater than the account value just prior to the withdrawal.

---------------------------------------------------------------------------------------------------------------------------
                                                        Example 2
                                               (Assumed Facts for Example)
---------------------------------------------------------------------------------------------------------------------------
  $50,000           current guaranteed minimum death benefit before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current account value before withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $75,000           current death benefit (larger of account value and guaranteed minimum death benefit)
---------------------------------------------------------------------------------------------------------------------------
  $15,000           requested withdrawal
---------------------------------------------------------------------------------------------------------------------------
  $15,000           reduction in account value
---------------------------------------------------------------------------------------------------------------------------
  $15,000           adjusted partial withdrawal = 15,100 * (75,000/75,000)
---------------------------------------------------------------------------------------------------------------------------
  $35,000           New guaranteed minimum death benefit (after withdrawal) = 50,000-15,100
---------------------------------------------------------------------------------------------------------------------------
  $60,000           New account value (after withdrawal) = 75,000-15,000
---------------------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                 = $15,000
Reduction in account value                                    = $15,000

Note, the guaranteed minimum death benefit and account value are reduced by the same amount since the account value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant that is the owner died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to Transamerica will constitute due proof of death. Upon receipt of this proof and an election of a method of settlement and return of the contract, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If the annuitant was the owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any period certain does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person, must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the contract as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the contract at any time for the amount of the account value. If the successor owner is not the deceased owner's spouse, however, the account value must be distributed: (1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the application will remain in
-----------
effect until changed. The owner may change the designated beneficiary by sending written notice to Transamerica. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by Transamerica. Transamerica will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the contract must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for more information about these rules. Other rules may apply to qualified contracts.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the contract if your contract is a nonqualified contract. An assignment will not be binding on Transamerica until a copy has been filed at its administrative and service office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. Transamerica assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with Transamerica, no beneficiary may assign any payments under the contract before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified contracts is restricted to comply with the Code.

Evidence of Survival

Transamerica reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until Transamerica receives such evidence.

Non-Participating

The contract will not share in Transamerica's surplus earnings; no dividends will be paid.

Amendments

No change in the contract is valid unless made in writing by Transamerica and approved by one of Transamerica's officers. No registered representative has authority to change or waive any provision of the contract.

Transamerica reserves the right to amend the contract to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the contract or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of Transamerica or its affiliated companies or their spouse or minor children. In such a case, Transamerica may credit an amount equal to a percentage of each purchase payment to the contract due to lower acquisition costs Transamerica experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. Transamerica may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which Transamerica is not presently aware which could result in reduced sales or distribution expenses. Credits to the contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a contract, based on the Code, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Contract

The following discussion is based on the assumption that the contract qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code requires that nonqualified contracts contain
-------------------------
specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the annuity commencement date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the contract must generally be distributed within 5 years after such owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in section 72(s) of the Code. However, if upon such owner's death prior to the annuity commencement date, such owner's surviving spouse becomes the sole new owner, then the contract may be continued with the surviving spouse as the new owner. Under the contract, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified contracts contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the contract satisfy all such Code requirements. The provisions contained in the contract will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Diversification Requirements. Section 817(h) of the Code provides that in order
----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. (S)1.817-5) apply a diversification requirement to each of the subaccounts. The separate account, through its underlying funds and their portfolios, intends to comply with the diversification requirements of the Treasury. Transamerica has entered into agreements with each underlying fund company which requires the portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contractholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of one or more subaccounts in which to allocate purchase payments and account values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in you being treated as the owner of the assets of the separate account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the contracts as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the separate account.

Withholding. The portion of any distribution under a contract that is includable
-----------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified contracts, "eligible rollover distributions" from Section 401(a) plans, Section 403(a) annuities, and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Contracts. The qualified contract is designed for use with several
-------------------
types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the contracts or our administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant ) reaches age 70 1/2. Each owner is responsible for requesting distributions under the contract that satisfy applicable tax rules.

Transamerica makes no attempt to provide more than general information about use of the contract with the various types of retirement plans. Purchasers of a contract for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

Individual Retirement Annuities. In order to qualify as a traditional individual
-------------------------------
retirement annuity under Section 408(b) of the Code, a contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the contract as collateral security; (iii) the total purchase payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and
(vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the account value. Contracts intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an individual retirement account (including a Roth IRA) or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the purchase payments paid or the cash value for the contract. The contract provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the contract as an IRA. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the contract, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
-----------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
--------------------
school systems and certain tax exempt organizations to purchase contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The contracts include a death benefit that in some cases may exceed the greater of the purchase payments or the account value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the contracts in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a)
------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments. The contracts include a death benefit that in some cases may exceed the greater of the purchase payments or the account value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the contracts in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
---------------------------
providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
-------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the account value as of the close of the taxable year and all previous distributions under the contract over (ii) the sum of the purchase payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the contract. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a contract where the nominal owner is not a natural person but the beneficial owner is a natural person, (ii) a contract acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified contract (other than one qualified under Section 457) or (iv) a single-payment annuity where the annuity commencement date is no later than one year from the date of the single purchase payment; instead, such contracts are taxed as described above under the heading "Taxation of Annuities."

Taxation of  Transamerica

Transamerica at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of Transamerica and, accordingly, will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. Transamerica does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by Transamerica with respect to the separate account, Transamerica may make a charge to that account.

                              INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees.

Upon allocation to the selected subaccount, purchase payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the purchase payment is received at the administrative and service office or, in the case of the initial purchase payment, when the application is completed, whichever is later. The value of an accumulation unit for the subaccounts was arbitrarily established at $10, except for the Money Market Subaccount which was established at $1, at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

For the separate account, an index (the "net investment factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)  is the net result of:

     . the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

     . the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

     . a per share credit or charge for any taxes determined by Transamerica to have resulted during the valuation period from the investment operations of the subaccount;

(b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period;
(c) is the mortality and expense risk fee during the valuation period, equal on an annual basis to 0.55% (for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 Death Benefit), 0.35% (for the Return of Purchase Payments Death Benefit), or 0.25% (for a Death Benefit equal to the Account Value) of the daily net asset value of the subaccount, plus the 0.15% administrative charge.

      Illustration of Separate Account Accumulation Unit Value Calculations

       Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor = (A + B - C) - E
                        -----------
                             D

       Where: A =  The net asset value of an underlying fund share as of the end of the current valuation period.
                   Assume............................................ A = $11.57

              B = The per share amount of any dividend or capital gains distribution since the end of the Immediately preceding valuation period.
                   Assume............................................ B = 0

              C = The per share charge or credit for any taxes reserved for at the end of the current valuation period.
                   Assume............................................ C = 0

              D = The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
                   Assume............................................ D = $11.40

              E = The daily deduction for the mortality and expense risk fee and the administrative charge, which totals 0.40% - 0.70% (depending on the death benefit) on an annual basis during the accumulation phase, and 1.40% during the income phase. On a daily basis, E = .000046185.
                   Assume...........................................  E = 0.70%

Then, the net investment factor = (11.57 + 0 - 0) - .000046185 = Z = 1.014866096
                                  ---------------
                                      (11.40)

        Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

       Where: A =The accumulation unit value for the immediately preceding valuation period.
                 Assume..............................................  = $X

              B =The net investment factor for the current valuation period.
                 Assume............................................... = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

For the separate account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10, except for the Money Market Subaccount which was established at $1, on the date operations began for that subaccount. For the separate account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value on the immediately preceding business day;
     (b)  is the net investment factor for the valuation period; and
     (c)  is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The contract also contains a table for determining the adjusted age of the annuitant.

               Illustration of Calculations for Annuity Unit Value
                          and Variable Annuity Payments

           Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

       Where: A =Annuity unit value for the immediately preceding valuation period.
                 Assume...............................................   = $X

              B =Net investment factor for the valuation period for which the annuity unit value is being Calculated.
                 Assume...............................................   = Y

              C =A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
                 Assume...............................................   = Z

Then, the annuity unit value is:

          $X * Y * Z = $Q

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         -----
                                         $1,000

       Where: A =The account value as of the annuity commencement date.
                 Assume................................................  = $X

              B =The Annuity purchase rate per $1,000 of account value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the contract.

                 Assume................................................  = $Y

Then, the first monthly variable annuity payment = $X * $Y = $Z
                                                   -------
                                                   1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units =  A
                          ---
                           B

       Where: A =The dollar amount of the first monthly variable annuity payment.
                 Assume...............................................   = $X

              B =The annuity unit value for the valuation date on which
                 the first monthly payment is due.
                 Assume...............................................   = $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

           GUARANTEED MINIMUM INCOME BENEFIT -- ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the guaranteed minimum income benefit rider for a $100,000 purchase payment when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:

 .    there were no subsequent purchase payments or withdrawals;
 .    there were no premium taxes;
 .    the $100,000 purchase payment is subject to the guaranteed minimum income benefit;
 .    the annuitant is (or both annuitants are) 60 years old when the rider is issued;
 .    the annual growth rate of the minimum annuitization value is 5.0% for the
     Greater of the 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit and 0% for the Return of Purchase Payment guaranteed minimum income benefit (once established, an annual growth rate will not change during the life of the guaranteed minimum income benefit rider);
 .    there was no growth in the account value of the contract; and
 .    there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated for each guaranteed minimum income benefit option; a male annuitant, a female annuitant and a joint and survivor annuity (one male and one female), each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the first payment and the guaranteed fixed monthly payment, are based on an assumed investment return of 3%. Subsequent payments are calculated using a 5% assumed investment return. If you choose the guaranteed minimum payment option, subsequent payments will never be less than the amount of the first payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the amount of the first payment.

Life Only = Life Annuity with No Period Certain

Life 10 = Life Annuity with 10 Years Certain

Hypothetical Annuity Payments for the Greater of 5% Annually Compounded through age 85 (to a maximum of 200% of purchase payments) or Annual Step-Up through age 85 guaranteed minimum income benefit

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Rider Anniversary at           Male                       Female                    Joint & Survivor
Exercise Date
-------------------------------------------------------------------------------------------------------------
                               Life Only    Life 10       Life Only    Life 10      Life Only    Life 10
-------------------------------------------------------------------------------------------------------------
7 (age 67)                     $792         $761          $742         $723         $637         $636
-------------------------------------------------------------------------------------------------------------
15                             $1,492       $1,340        $1,388       $1,290       $1,140       $1,126
-------------------------------------------------------------------------------------------------------------
20 (age 80)                    $1,846       $1,522        $1,732       $1,492       $1,372       $1,320
-------------------------------------------------------------------------------------------------------------

Hypothetical Annuity Payments for the Return of Purchase Payment guaranteed minimum income benefit

-------------------------------------------------------------------------------------------------------------
Rider Anniversary at           Male                       Female                    Joint & Survivor
Exercise Date
-------------------------------------------------------------------------------------------------------------
                               Life Only    Life 10       Life Only    Life 10      Life Only    Life 10
-------------------------------------------------------------------------------------------------------------
7 (age 67)                     $563         $541          $527         $514         $453         $452
-------------------------------------------------------------------------------------------------------------
15                             $746         $670          $694         $645         $570         $563
-------------------------------------------------------------------------------------------------------------
20 (age 80)                    $923         $761          $866         $746         $686         $660
-------------------------------------------------------------------------------------------------------------

These hypothetical illustrations should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Withdrawals will reduce the minimum annuitization value on a pro-rata basis by an amount equal to the minimum annuitization value multiplied by the percentage reduction in the account value resulting from the withdrawal.

The amount of the first payment provided by the guaranteed minimum income benefit will be determined by multiplying each $1,000 of minimum annuitization value (or account value if greater) by the applicable annuity factor shown in
Schedule I of the guaranteed minimum income benefit rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's if any) sex (or without regard to gender if required by law), age, and the guaranteed minimum income benefit payment option selected and is based on a guaranteed interest rate of 3% and the "Annuity 2000" mortality table improved with projection Scale G. Subsequent payments will be calculated as described in the guaranteed minimum income benefit rider using a 5% assumed investment return. Subsequent payments may fluctuate monthly in accordance with the investment performance of the annuity sub-accounts. However, if you choose the guaranteed minimum payment option detailed in the guaranteed minimum income benefit rider, subsequent payments are guaranteed to never be less than the initial payment. If you do not choose the guaranteed minimum payment option, subsequent payments may be less than the initial payment.

Furthermore, if you elect the guaranteed minimum payment option, payments throughout each policy year will be stabilized to remain level. The stabilized payment on each subsequent contract anniversary after annuitization using the guaranteed minimum income benefit will equal the greater of the initial payment or the payment supportable by the annuity units in the selected sub-accounts. If you do not elect the guaranteed minimum payment option, subsequent payments will be equal to the supportable payment and could fluctuate throughout each policy year. The supportable payment is equal to the number of variable annuity units in the selected sub-accounts multiplied by the variable annuity unit values in those sub-accounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. Under the guaranteed minimum payment option, if the supportable payment at any payment date during a contract year is greater than the stabilized payment for that contract year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a contract year is less than the stabilized payment for the contract year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the sub-accounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each sub-account on a proportionate basis. If you do not elect the guaranteed minimum payment option, no annuity units will be purchased or redeemed.

Under the guaranteed minimum payment option, we bear the risk that we will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such event, we will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any sub-accounts. To compensate us for this risk, a guaranteed minimum payment fee will be deducted.

                           HISTORICAL PERFORMANCE DATA

Money Market Yields

Transamerica may from time to time disclose the current annualized yield of the Money Market Subaccount, which invests in the Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

                    Current Yield = ((NCS - ES)/UV) * (365/7)

Where:
NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES  =  Per unit expenses of the subaccount for the 7-day period.
UV  =  The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular contract.

Transamerica may also disclose the effective yield of the Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:
NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES  =  Per unit expenses of the subaccount for the 7-day period.
UV  =  The unit value on the first day of the 7-day period.

The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses. There is no yield or effective yield for the Money Market Subaccount for the seven days ended December 31, 1999, because the subaccount had not commenced operations as of that date.

Other Subaccount Yields

Transamerica may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charges; and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                  Yield = 2 * ((((NI - ES)/(U - UV)) + 1)6 -1)

Where:
NI  =  Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.
ES  =  Expenses of the subaccount for the 30-day period.
U   =  The average number of units outstanding.
UV = The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the separate account, the yield for a subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular contract.

The yield on amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

Transamerica may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which Transamerica calculates on each business day based on the performance of the separate account's underlying portfolio and the deductions for the mortality and expense risk fee and the administrative charges. The total return will then be calculated according to the following formula:

                                P (1 + T)N = ERV

Where:
T   =  The average annual total return net of subaccount recurring charges.
ERV = The ending redeemable value of the hypothetical account at the end of the period.
P   =  A hypothetical initial payment of $1,000.
N   =  The number of years in the period.

Other Performance Data

Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format.

Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                                CTR = (ERV / P)-1

Where:
CTR = The cumulative total return net of subaccount recurring charges for the period.
ERV =  The ending redeemable value of the hypothetical investment at the end of the period.
P   =  A hypothetical initial payment of $1,000.

All non-standardized performance data will only be advertised if the standardized performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Separate Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of contract charges that are currently in effect.

                                PUBLISHED RATINGS

Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Transamerica. These ratings should not be considered as bearing on the safety or investment performance of assets held in the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers. Once it has completed its analysis of each insurer's financial strength, A.M. Best assigns the insurer a Best Rating.

These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, other rating companies, such as by Standard & Poor's Insurance Ratings Services, Moody's or Duff & Phelps assess our claims-paying ability. They also may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts in accordance with their terms, including its obligations under the fixed account provisions of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

                        STATE REGULATION OF TRANSAMERICA

Transamerica is subject to the laws of California governing insurance companies and to regulation by the California Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operating results of Transamerica for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine Transamerica's assets and liabilities and reserves so the Department may determine the financial statements are prepared in accordance with regulatory standards. In addition, Transamerica is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

Transamerica and/or its affiliates performs administrative services for the contract. These services include issuance of the contract, maintenance of records concerning the contract, and certain valuation services.

                               RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by Transamerica. As presently required by the 1940 Act, and regulations promulgated thereunder, Transamerica will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE POLICIES

The contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the contracts is continuous and Transamerica does not anticipate discontinuing the offering of the contracts, however, Transamerica reserves the right to do so.

AFSG Securities Corporation, an affiliate of Transamerica, is the principal underwriter of the contracts and may enter into agreements with broker-dealers for the distribution of the contracts. Distribution of the contracts did not begin until the date of this SAI.

                                  VOTING RIGHTS

To the extent required by law, Transamerica will vote the underlying funds' shares held by the separate account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying funds hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Transamerica determines that it is permitted to vote the underlying fund shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your account value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the contract decrease. The person's number of votes will be determined by dividing the reserve for the contract allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. Transamerica will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by Transamerica in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all contracts participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

                                 OTHER PRODUCTS

Transamerica makes other variable annuities available that may also be funded through the separate account. These variable annuities may have different features, such as different investment options or charges.

                                CUSTODY OF ASSETS

Transamerica holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from Transamerica's general account assets. Transamerica maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to Transamerica relating to certain matters under the federal securities laws applicable to the issue and sale of the contracts.

                              INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of Transamerica as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this SAI have been audited by Ernst & Young LLP, Independent Auditors. There are no financial statements of the separate account because it had not commenced operations as of December 31, 1999.

                                OTHER INFORMATION

A registration statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of Transamerica, which are included in this SAI, should be considered only as bearing on the ability of Transamerica to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

PART C         OTHER INFORMATION

Item 24.       Financial Statements and Exhibits

          (a)  Financial Statements

               All required financial statements are included in Part B of this Registration Statement.

          (b)  Exhibits:

               (1)  (a)    Resolution of the Board of Directors of Transamerica
                           Occidental Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 3.

               (2)         Not Applicable.

               (3)  (a)    Principal Underwriting Agreement by and between
                           Transamerica Occidental Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund
                           Account, and AFSG Securities Corporation. Note 2.

                    (a)(1) Amendment to Exhibit A of the Principal Underwriting
                           Agreement by and between Transamerica Occidental Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation. Note 3.

                    (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 3.

               (4)  (a)    Form of Policy.  Note 4.

               (5)  (a)    Form of Application.  Note 4.

               (6)  (a)    Articles of Incorporation of Transamerica Occidental
                           Life Insurance Company. Note 3.

                    (b) ByLaws of Transamerica Occidental Life Insurance Company. Note 3.

               (7)         Not Applicable.

               (8)  (a)    Participation Agreement between Dreyfus Variable
                           Investment Fund, Dreyfus Stock Index Fund, Dreyfus
                           Socially Responsible Growth Fund, Inc., Dreyfus
                           Investment Portfolios and Transamerica Occidental
                           Life Insurance Company. Note 4.

                    (b) Participation Agreement between Transamerica Variable Insurance Fund, Inc. and Transamerica Occidental Life Insurance Company. Note 4.

               (9)         Opinion and Consent of Counsel.  Note 4.

               (10) (a)    Consent of Independent Auditors.  Note 4.

                    (b)    Opinion and Consent of Actuary.   Note 4.

               (11)        Not applicable.

               (12)        Not applicable.

               (13)        Performance Data Calculations.  Note 4.

               (14)        Powers of Attorney:
                           Patrick S. Baird, Paul E. Rutledge II, Karen
                           MacDonald, Nooruddin S. Veerjee, Brenda K. Clancy, James W. Dederer, George A. Foegele, Douglas C. Kolsrud, Richard N. Latzer, Gary U. Rolle', Craig D. Vermie. Note 1.

Note 1. Incorporated by reference to Post-Effective Amendment No. 14 to the Form N-4 Registration Statement (File No. 33-49998) filed on April 28, 2000.

Note 2. Incorporated by reference to the Initial Filing of Form S-6 Registration Statement (File No. 333-91851) filed on November 30, 1999.

Note 3.        Filed herewith.

Note 4.        To be filed by amendment.


Item 25. Directors and Officers of the Depositor (Transamerica Occidental Life Insurance Company)

                                    Principal Positions and
Name                                Offices with Depositor
----                                ----------------------

Patrick S. Baird                    Director

Paul E. Rutledge III                Director, President - Reinsurance Division

Nooruddin S. Veerjee                Director, President - Insurance Products
                                    Division

James W. Dederer                    Director, Executive Vice President

Larry N. Norman                     Executive Vice President

Brenda K. Clancy                    Director, Senior Vice President, Corporate

George A. Foegele                   Director, Senior Vice President

Douglas C. Kolsrud                  Director, Senior Vice President, Investment
                                    Division

Karen MacDonald                     Director, Senior Vice President, Acting
                                    Chief Financial Officer and Corporate
                                    Actuary

Richard N. Latzer                   Director, Investment Officer

Gary U. Rolle'                      Director, Investment Officer

Craig D. Vermie                     Director, Vice President and Counsel,
                                    Corporate

David M. Goldstein                  Vice President and Deputy General Counsel

Frank A. Camp                       Vice President and Financial Markets
                                    Division General Counsel

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


                                                 Jurisdiction of      Percent of Voting
Name                                             Incorporation        Securities Owned                 Business
----                                             ---------------      ------------------               ---------

AEGON N.V.                                       Netherlands          51.16% of Vereniging             Holding company
                                                                                                       AEGON Netherlands
                                                                                                       Membership Association

Groninger Financieringen B.V.                    Netherlands          100% AEGON N.V.                  Holding company

AEGON Netherland N.V.                            Netherlands          100% AEGON N.V.                  Holding company

AEGON Nevak Holding B.V.                         Netherlands          100% AEGON N.V.                  Holding company

AEGON International N.V.                         Netherlands          100% AEGON N.V.                  Holding company

Voting Trust Trustees:                           Delaware                                              Voting Trust
K.J. Storm
Donald J. Shepard H.B.
Van Wijk Dennis Hersch

AEGON U.S. Holding Corporation                   Delaware             100% Voting Trust                Holding company

Short Hills Management Company                   New Jersey           100% AEGON U.S.                  Holding company
                                                                                                       Holding Corporation

CORPA Reinsurance Company                        New York             100% AEGON U.S.                  Holding company
                                                                                                       Holding Corporation

AEGON Management Company                         Indiana              100% AEGON U.S.                  Holding company
                                                                                                       Holding Corporation

RCC North America Inc.                           Delaware             100% AEGON U.S.                  Holding company
                                                                                                       Holding Corporation

AEGON USA, Inc.                                  Iowa                 100% AEGON U.S.                  Holding company
                                                                                                       Holding Corporation

Transamerica Holding Company                     Delaware             100% AEGON USA, Inc.             Holding Company

AEGON Funding Corp.                              Delaware             100% Transamerica                Issue debt securities-net
                                                                      Holding Company                  proceeds used to make
                                                                                                       loans to affiliates

First AUSA Life Insurance                        Maryland             100% AEGON USA, Inc.             Insurance holding company
Company

AUSA Life Insurance                              New York             82.33% First AUSA Life           Insurance
Company, Inc.                                                         Insurance Company
                                                                      17.67% Veterans Life
                                                                      Insurance Company


Life Investors Insurance                         Iowa                 100% First AUSA Life Ins. Co.    Insurance
Company of America

Life Investors Alliance, LLC                     Delaware             100% LIICA                       Purchase, own, and hold the
                                                                                                       equity interest of other
                                                                                                       entities

Great American Insurance                         Iowa                 100% LIICA                       Marketing
Agency, Inc.

Bankers United Life                              Iowa                 100% Life Investors Ins.         Insurance
Assurance Company                                                     Company of America

PFL Life Insurance Company                       Iowa                 100% First AUSA Life Ins. Co.    Insurance

AEGON Financial Services                         Minnesota            100% PFL Life Insurance Co.      Marketing
Group, Inc.

AEGON Assignment Corporation                     Kentucky             100% AEGON Financial             Administrator of structured
of Kentucky                                                           Services Group, Inc.             settlements

AEGON Assignment Corporation                     Illinois             100% AEGON Financial             Administrator of structured
                                                                                                       Services Group, Inc.
                                                                                                       settlements

Southwest Equity Life Ins. Co.                   Arizona              100% of Common Voting Stock      Insurance
                                                                                                       First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.                 Arizona              100% of Common Voting Stock      Insurance
                                                                                                       First AUSA Life Ins. Co.

Western Reserve Life Assurance                   Ohio                 100% First AUSA Life Ins. Co.    Insurance
Co. of Ohio

WRL Series Fund, Inc.                            Maryland             Various                          Mutual fund

WRL Investment Services, Inc.                    Florida              100% Western Reserve Life        Provides administration for
                                                                      Assurance Co. of Ohio            affiliated mutual fund

WRL Investment                                   Florida              100% Western Reserve Life        Registered investment advisor
Management, Inc.                                                      Assurance Co. of Ohio

ISI Insurance Agency, Inc.                       California           100% Western Reserve Life        Insurance agency
And Subsidiaries                                                      Assurance Co. of Ohio

ISI Insurance Agency                             Alabama              100% ISI Insurance Agency, Inc.  Insurance Agency
of Alabama, Inc.

ISI Insurance Agency                             Ohio                 100% ISI Insurance Agency, Inc.  Insurance agency
of Ohio, Inc.

ISI Insurance Agency                             Massachusetts        100% ISI Insurance Agency Inc.   Insurance Agency
of Massachusetts, Inc.


ISI Insurance Agency                             Texas                100% ISI Insurance Agency, Inc.  Insurance agency
of Texas, Inc.

ISI Insurance Agency                             Hawaii               100% ISI Insurance               Insurance agency
of Hawaii, Inc.                                                       Agency, Inc.

ISI Insurance Agency                             New Mexico           100% ISI Insurance               Insurance agency
New Mexico, Inc.                                                      Agency, Inc.

AEGON Equity Group, Inc.                         Florida              100% Western Reserve Life        Insurance Agency
                                                                      Assurance Co. of Ohio

Monumental General Casualty Co.                  Maryland             100% First AUSA Life Ins. Co.    Insurance

United Financial Services, Inc.                  Maryland             100% First AUSA Life Ins. Co.    General agency

Bankers Financial Life Ins. Co.                  Arizona              100% First AUSA Life Ins. Co.    Insurance

The Whitestone Corporation                       Maryland             100% First AUSA Life Ins. Co.    Insurance agency

Cadet Holding Corp.                              Iowa                 100% First AUSA Life             Holding company
                                                                                                       Insurance Company

Monumental General Life                          Puerto Rico          51% First AUSA Life              Insurance
Insurance Company of                                                  Insurance Company
Puerto Rico                                                           49% Baldrich & Associates
                                                                      of Puerto Rico

AUSA Holding Company                             Maryland             100% AEGON USA, Inc.             Holding company

Monumental General Insurance                     Maryland             100% AUSA Holding Co.            Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.                 Kansas               100% Monumental General          Sale/admin. of travel
                                                                      Insurance Group, Inc.            insurance

Monumental General                               Maryland             100% Monumental General          Provides management srvcs.
Administrators, Inc.                                                  Insurance Group, Inc.            to unaffiliated third party
                                                                                                       administrator

Executive Management and                         Maryland             100% Monumental General          Provides actuarial consulting
Consultant Services, Inc.                                             Administrators, Inc.             services

Monumental General Mass                          Maryland             100% Monumental General          Marketing arm for sale of
Marketing, Inc.                                                       Insurance Group, Inc.            mass marketed insurance
                                                                                                       coverages

AUSA Financial Markets, Inc.                     Iowa                 100% AUSA Holding Co.            Marketing

Transamerica Capital, Inc.                       California           100% AUSA Holding Co.            Broker/Dealer

Endeavor Management Company                      California           100% AUSA Holding Co.            Investment Management

Universal Benefits Corporation                   Iowa                 100% AUSA Holding Co.            Third party administrator


Investors Warranty of                            Iowa                 100% AUSA Holding Co.            Provider of automobile
America, Inc.                                                                                          extended maintenance
                                                                                                       contracts

Massachusetts Fidelity Trust Co.                 Iowa                 100% AUSA Holding Co.            Trust company

Money Services, Inc.                             Delaware             100% AUSA Holding Co.            Provides financial counseling
                                                                                                       for employees and agents of
                                                                                                       affiliated companies

ADB Corporation                                  Delaware             100% Money Services, Inc.        Special purpose limited
                                                                                                       Liability company

ORBA Insurance Services, Inc.                    California           10.56% Money Services, Inc.      Insurance agency

Zahorik Company, Inc.                            California           100% AUSA Holding Co.            Broker-Dealer

ZCI, Inc.                                        Alabama              100% Zahorik Company, Inc.       Insurance agency

Zahorik Texas, Inc.                              Texas                100% Zahorik Company, Inc.       Insurance agency

Long, Miller & Associates, L.L.C.                California           33-1/3% AUSA Holding Co.         Insurance agency

AEGON Asset Management                           Delaware             100% AUSA Holding Co.            Registered investment advisor
Services, Inc.

InterSecurities, Inc.                            Delaware             100% AUSA Holding Co.            Broker-Dealer

Associated Mariner Financial                     Michigan             100% InterSecurities, Inc.       Holding co./management
Group, Inc.                                                                                            services

Associated Mariner Ins. Agency                   Massachusetts        100% Associated Mariner          Insurance agency
of Massachusetts, Inc.                                                Agency, Inc.

Associated Mariner Agency                        Ohio                 100% Associated Mariner          Insurance agency
Ohio, Inc.                                                            Agency, Inc.

Associated Mariner Agency                        Texas                100% Associated Mariner          Insurance agency
Texas, Inc.                                                           Agency, Inc.

Idex Investor Services, Inc.                     Florida              100% AUSA Holding Co.            Shareholder services

Idex Management, Inc.                            Delaware             100% AUSA Holding Co.            Investment advisor

IDEX Mutual Funds                                Massachusetts        Various                          Mutual fund

Diversified Investment                           Delaware             100% AUSA Holding Co.            Registered investment advisor
Advisors, Inc.

Diversified Investors Securities                 Delaware             100% Diversified Investment      Broker-Dealer
Corp.                                                                                                  Advisors, Inc.


George Beram & Company, Inc.               Massachusetts   100% Diversified Investment      Employee benefit and
                                                           Advisors, Inc.                   actuarial consulting

AEGON USA Securities, Inc.                 Iowa            100% AUSA Holding Co.            Broker-Dealer (De-registered)

Creditor Resources, Inc.                   Michigan        100% AUSA Holding Co.            Credit insurance

CRC Creditor Resources                     Canada          100% Creditor Resources, Inc.    Insurance agency
Canadian Dealer Network Inc.

Weiner Agency, Inc.                        Maryland        100% Creditor Resources, Inc.    Insurance agency

AEGON USA Investment                       Iowa            100% AUSA Holding Co.            Investment advisor
Management, Inc.

AEGON USA Realty                           Iowa            100% AUSA Holding Co.            Provides real estate
Advisors, Inc.                                                                              administrative and real
                                                                                            estate investment services

AEGON USA Real Estate                      Delaware        100% AEGON USA Realty            Real estate and mortgage
Services, Inc.                                             Advisors, Inc.                   holding company

QSC Holding, Inc.                          Delaware        100% AEGON USA Realty            Real estate and financial
                                                           Advisors, Inc.                   software production and sales

LRA, Inc.                                  Iowa            100% AEGON USA Realty            Real estate counseling
                                                           Advisors, Inc.

Landauer Associates, Inc.                  Delaware        100% AEGON USA Realty            Real estate counseling
                                                           Advisors, Inc.

Landauer Realty Associates, Inc.           Texas           100% Landauer Associates, Inc.   Real estate counseling

Realty Information Systems, Inc.           Iowa            100% AEGON USA Realty            Information Systems for
                                                           Advisors, Inc.                   real estate investment
                                                                                            management

USP Real Estate Investment Trust           Iowa            12.89% First AUSA Life Ins. Co.  Real estate investment trust
                                                           13.11% PFL Life Ins. Co.
                                                           4.86% Bankers United Life
                                                           Assurance Co.

RCC Properties Limited                     Iowa            AEGON USA Realty Advisors,       Limited Partnership
Partnership                                                Inc. is General Partner and 5%
                                                           owner.

Commonwealth General                       Delaware        100% AEGON USA, Inc.             Holding company
Corporation ("CGC")

AFSG  Securities Corporation               Pennsylvania    100% CGC                         Broker-Dealer

Benefit Plans, Inc.                        Delaware        100% CGC                         TPA for Peoples Security Life
                                                                                            Insurance Company


Durco Agency, Inc.                         Virginia        100% Benefit Plans, Inc.         General agent

Capital 200 Block Corporation              Delaware        100% CGC                         Real estate holdings

Capital Real Estate                        Delaware        100% CGC                         Furniture and equipment
Development Corporation                                                                     lessor

Commonwealth General.                      Kentucky        100% CGC                         Administrator of structured
Assignment Corporation                                                                      settlements

Diversified Financial Products Inc.        Delaware        100% CGC                         Provider of investment,
                                                                                            marketing and admin. services
                                                                                            to ins. cos.

Monumental Agency Group, Inc.              Kentucky        100%  CGC                        Provider of srvcs. to ins. cos.

PB Investment Advisors, Inc.               Delaware        100% CGC                         Registered investment advisor
                                                                                            (de-registered)

Southlife, Inc.                            Tennessee       100% CGC                         Investment subsidiary

Commonwealth General LLC                   Turks &         100% CGC                         Special-purpose subsidiary
                                           Caicos Islands

Ampac Insurance Agency, Inc.               Pennsylvania    100% CGC                         Provider of management
(EIN 23-1720755)                                                                            support services

Compass Rose Development                   Pennsylvania    100% Ampac Insurance             Special-purpose subsidiary
Corporation                                                Agency, Inc.

Financial Planning Services, Inc.          Dist. Columbia  100% Ampac Insurance             Special-purpose subsidiary
                                                           Agency, Inc.

Frazer Association                         Illinois        100% Ampac Insurance             TPA license-holder
Consultants, Inc.                                          Agency, Inc.

National Home Life Corporation             Pennsylvania    100% Ampac Insurance             Special-purpose subsidiary
                                                           Agency, Inc.

Valley Forge Associates, Inc.              Pennsylvania    100% Ampac Insurance             Furniture & equipment lessor
                                                           Agency, Inc.

Veterans Benefits Plans, Inc.              Pennsylvania    100% Ampac Insurance             Administrator of group
                                                           Agency, Inc.                     insurance programs

Veterans Insurance Services, Inc.          Delaware        100% Ampac Insurance             Special-purpose subsidiary
                                                           Agency, Inc.

Academy Insurance Group, Inc.              Delaware        100% CGC                         Holding company

Academy Life Insurance Co.                 Missouri        100% Academy Insurance           Insurance company
                                                           Group, Inc.


Pension Life Insurance                     New Jersey      100% Academy Life                Insurance company
Company of America                                         Insurance Company

FED Financial, Inc.                        Delaware        100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

Ammest Development Corp. Inc.              Kansas          100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

Ammest Insurance Agency, Inc.              California      100% Academy Insurance           General agent
                                                           Group, Inc.

Ammest Massachusetts                       Massachusetts   100% Academy Insurance           Special-purpose subsidiary
Insurance Agency, Inc.                                     Group, Inc.

Ammest Realty, Inc.                        Pennsylvania    100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

Ampac,  Inc.                               Texas           100% Academy Insurance           Managing general agent
                                                           Group, Inc.

Ampac Insurance Agency, Inc.               Pennsylvania    100% Academy Insurance           Special-purpose subsidiary
(EIN 23-2364438)                                           Group, Inc.


Force Financial Group, Inc.                Delaware        100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

Force Financial Services, Inc.             Massachusetts   100% Force Fin. Group, Inc.      Special-purpose subsidiary

Military Associates, Inc.                  Pennsylvania    100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

NCOAA Management Company                   Texas           100% Academy Insurance           Special-purpose subsidiary
                                                           Group, Inc.

NCOA Motor Club, Inc.                      Georgia         100% Academy Insurance           Automobile club
                                                           Group, Inc.

Unicom Administrative                      Pennsylvania    100% Academy Insurance           Provider of admin. services
Services, Inc.                                             Group, Inc.

Unicom Administrative                      Germany         100% Unicom Administrative       Provider of admin. services
Services, GmbH                                             Services, Inc.

Capital General Development                Delaware        100% CGC                         Holding company
Corporation

Monumental Life                            Maryland        73.23% Capital General           Insurance company
Insurance Company                                          Development Company
                                                           26.77% First AUSA Life
                                                           Insurance Company


AEGON Special Markets                      Maryland        100% Monumental Life             Marketing company
Group, Inc.                                                Insurance Company

Peoples Benefit Life                       Missouri        3.7% CGC                         Insurance company
Insurance Company                                          20.0% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Company

Veterans Life Insurance Co.                Illinois        100% Peoples Benefit             Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.             Pennsylvania    100% Veterans Life Ins. Co.      Special-purpose subsidiary

Coverna Direct Insurance                   Maryland        100% Peoples Benefit             Insurance agency
Insurance Services, Inc.                                   Life Insurance Company

Ammest Realty Corporation                  Texas           100% Monumental Life             Special purpose subsidiary
                                                           Insurance Company

JMH Operating Company, Inc.                Mississippi     100% Monumental Life             Real estate holdings
                                                           Insurance Company

Capital Liberty, L.P.                      Delaware        99.0% Monumental Life            Holding Company
                                                           Insurance Company
                                                           1.0% CGC

Transamerica Corporation                   Delaware        100% AEGON NV                    Major interest in insurance
                                                                                            and finance

Transamerica Pacific Insurance             Hawaii          100% Transamerica Corp.          Life insurance
  Company, Ltd.

TREIC Enterprises, Inc.                    Delaware        100% Transamerica Corp.          Investments

ARC Reinsurance Corporation                Hawaii          100% Transamerica Corp.          Property & Casualty Ins.

Transamerica Management, Inc.              Delaware        100% ARC Reinsurance Corp.       Asset management

Inter-America Corporation                  California      100% Transamerica Corp.          Insurance Broker

Pyramid Insurance Company, Ltd.            Hawaii          100% Transamerica Corp.          Property & Casualty Ins.

Pacific Cable Ltd.                         Bmda.           100% Pyramid Ins. Co., Ltd.      Sold 25% of TC Cable, Inc.
                                                                                            stock in 1998

Transamerica Business Tech Corp.           Delaware        100% Transamerica Corp.          Telecommunications and
                                                                                            data processing

Transamerica CBO I, Inc.                   Delaware        100% Transamerica Corp.          Owns and manages a pool of
                                                                                            high-yield bonds

Transamerica Corporation (Oregon)          Oregon          100% Transamerica Corp.          Name holding only-Inactive


Transamerica Finance Corp.                 Delaware        100% Transamerica Corp.          Commercial & Consumer
                                                                                            Lending & equip. leasing

TA Leasing Holding Co., Inc.               Delaware        100% Transamerica Fin. Corp.     Holding company

Trans Ocean Ltd.                           Delaware        100% TA Leasing Hldg Co. Inc.    Holding company

Trans Ocean Container Corp.                Delaware        100% Trans Ocean Ltd.            Intermodal Leasing
("TOCC")

SpaceWise Inc.                             Delaware        100% TOCC                        Intermodal leasing

Trans Ocean Container
 Finance Corp.                             Delaware        100% TOCC                        Intermodal leasing

Trans Ocean Leasing
 Deutschland GmbH                          Germany         100% TOCC                        Intermodal leasing

Trans Ocean Leasing PTY Ltd.               Austria         100% TOCC                        Intermodal leasing

Trans Ocean Management S.A.                Switzerland     100% TOCC                        Intermodal leasing

Trans Ocean Regional
 Corporate Holdings                        California      100% TOCC                        Holding company

Trans Ocean Tank Services Corp.            Delaware        100% TOCC                        Intermodal leasing

Transamerica Leasing Inc.                  Delaware        100% TA Leasing Holding Co.      Leases & Services intermodal
                                                                                            equipment

Transamerica Leasing Holdings              Delaware        100% Transamerica Leasing Inc.   Holding Company
 Inc.  ("TLHI")

Greybox Logistics Services Inc.            Delaware        100% TLHI                        Intermodal Leasing

Greybox L.L.C.                             Delaware        100% TLHI                        Intermodal freight container
                                                                                            interchange facilitation
                                                                                            service

Transamerica Trailer                       France          100% Greybox L.L.C.              Leasing
 Leasing S.N.C.

Greybox Services Limited                   U.K.            100% TLHI                        Intermodal Leasing

Intermodal Equipment, Inc.                 Delaware        100% TLHI                        Intermodal leasing

Transamerica Leasing N.V.                  Belg.           100% Intermodal Equipment Inc.   Leasing

Transamerica Leasing SRL                   Italy           100% Intermodal Equipment Inc.   Leasing

Transamerica Distribution                  Delaware        100% TLHI                        Provided door-to-door
 Services, Inc.                                                                             services for the domestic
                                                                                            transportation of temperature-
                                                                                            sensitive products


Transamerica Leasing                       Belg.           100% TLHI                        Leasing
 Coordination Center

Transamerica Leasing do                    Braz.           100% TLHI                        Container Leasing
 Brasil Ltda.

Transamerica Leasing GmbH                  Germany         100% TLHI                        Leasing

Transamerica Leasing Limited               U.K.            100% TLHI                        Leasing

ICS Terminals (UK) Limited                 U.K.            100% Transamerica.               Leasing
                                                           Leasing Limited

Transamerica Leasing Pty. Ltd.             Australia       100% TLHI                        Leasing

Transamerica Leasing (Canada) Inc.         Canada          100% TLHI                        Leasing

Transamerica Leasing (HK) Ltd.             H.K.            100% TLHI                        Leasing

Transamerica Leasing                       S. Africa       100% TLHI                        Intermodal leasing
 (Proprietary) Limited

Transamerica Tank Container                Australia       100% TLHI                        The Australian (domestic)
 Leasing Pty. Limited                                                                       leasing of tank containers

Transamerica Trailer Holdings I Inc.       Delaware        100% TLHI                        Holding company

Transamerica Trailer Holdings II, Inc.     Delaware        100% TLHI                        Holding company

Transamerica Trailer Holdings III, Inc.    Delaware        100% TLHI                        Holding company

Transamerica Trailer Leasing AB            Swed.           100% TLHI                        Leasing

Transamerica Trailer Leasing AG            Swetzerland     100% TLHI                        Leasing

Transamerica Trailer Leasing A/S           Denmark         100% TLHI                        Leasing

Transamerica Trailer Leasing GmbH          Germany         100% TLHI                        Leasing

Transamerica Trailer Leasing               Belgium         100% TLHI                        Leasing
 (Belgium) N.V.

Transamerica Trailer Leasing               Netherlands     100% TLHI                        Leasing
 (Netherlands) B.V.

Transamerica Trailer Spain S.A.            Spain           100% TLHI                        Leasing

Transamerica Transport Inc.                New Jersey      100% TLHI                        Dormant

Transamerica Commercial                    Delaware        100% Transamerica Fin. Corp.     Holding company for
 Finance Corporation, I ("TCFCI")                                                           Commercial/consumer
                                                                                            finance subsidiaries


Transamerica Equipment Financial           Delaware        100% TCFCI
 Services Corporation

BWAC Credit Corporation                    Delaware        100% TCFCI

BWAC International Corporation             Delaware        100% TCFCI

BWAC Twelve, Inc.                          Delaware        100% TCFCI                       Holding company for
                                                                                            premium finance subsidiaries

TIFCO Lending Corporation                  Illinois        100% BWAC Twelve, Inc.           General financing & other
                                                                                            services in the US &
                                                                                            elsewhere

Transamerica Insurance Finance             Maryland        100% BWAC Twelve, Inc.           Provides insurance premium
 Corporation ("TIFC")                                                                       financing in the US with the
                                                                                            exception of CA and HI

Transamerica Insurance Finance             Maryland        100% TIFC                        Provides Insurance premium
 Company (Europe)                                                                           financing in California

Transamerica Insurance Finance             California      100% TIFC                        Disability ins. & holding co.
 Corporation, California                                                                    for various insurance
                                                                                            subsidiaries of Transamerica
                                                                                            Corporation

Transamerica Insurance Finance             ON              100% TIFC                        Provides ins. premium
 Corporation, Canada                                                                        financing in Canada

Transamerica Business Credit               Delaware        100% TCFCI                       Provides asset based lending
 Corporation ("TBCC")                                                                       leasing & equip. financing

Transamerica Mezzanine                     Delaware        100% TBCC                        Holds investments in several
 Financing, Inc.                                                                            joint ventures/partnerships

Transamerica Business Advisory Grp.        Delaware        100% TBCC

Bay Capital Corporation                    Delaware        100% TBCC                        Special purpose company for
                                                                                            the purchase of real estate tax
                                                                                            liens

Coast Funding Corporation                  Delaware        100% TBCC                        Special purpose company for
                                                                                            the purchase of real estate tax
                                                                                            liens

Transamerica Small Business                Delaware        100% TBCC
 Capital, Inc. ("TSBC")

Emergent Business Capital                  Delaware        100% TSBC
 Holdings, Inc.

Gulf Capital Corporation                   Delaware        100% TBCC                        Special purpose company for
                                                                                            the purchase of real estate tax
                                                                                            liens


Direct Capital Equity Investment, Inc.     Delaware        100% TBCC                        Small business loans

TA Air East, Corp                          Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air I, Corp.                            Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air II, Corp.                           Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air III, Corp.                          Delaware        100% TBCC                        special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air IV, Corp.                           Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air V, Corp.                            Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air VI, Corp.                           Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air VII, Corp.                          Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest or
                                                                                            leases aircraft

TA Air VIII, Corp.                         Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest or
                                                                                            leases aircraft

TA Air IX, Corp.                           Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air X, Corp.                            Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air XI, Corp.                           Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air XII, Corp.                          Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest
                                                                                            or leases aircraft

TA Air XII, Corp.             Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest
                                                                   or leases aircraft

TA Air XIII, Corp.            Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest
                                                                   or leases aircraft

TA Air XIV, Corp.             Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest
                                                                   or leases aircraft

TA Air XV, Corp.              Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest
                                                                   or leases aircraft

TA Marine I Corp.             Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest or
                                                                   leases barges or ships

TA Marine II Corp.            Delaware        100% TBCC            Special purpose corp. which
                                                                   hold an ownership interest or
                                                                   leases barges or ships

TBC I, Inc.                   Delaware        100% TBCC            Special purpose corp.

TBC II, Inc.                  Delaware        100% TBCC            Special purpose corp.

TBC III, Inc.                 Delaware        100% TBCC            Special purpose corp.

TBC IV, Inc.                  Delaware        100% TBCC            Special purpose corp.

TBC V, Inc.                   Delaware        100% TBCC            Special purpose corp.

TBC VI, Inc.                  Delaware        100% TBCC            Special purpose corp.

TBC Tax I, Inc.               Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase of real estate tax lien

TBC Tax II, Inc.              Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase of real estate tax lien

TBC Tax III, Inc.             Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase of real estate tax lien

TBC Tax IV, Inc.              Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase of real estate tax lien

TBC Tax V, Inc.               Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase or real estate tax lien

TBC Tax VI, Inc.              Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase or real estate tax lien

TBC Tax VII, Inc.             Delaware        100% TBCC            Special purpose co. for the
                                                                   purchase or real estate tax lien

TBC Tax VIII, Inc.                         Delaware        100% TBCC                        Special purpose co. for the
                                                                                            purchase of real estate tax lien

TBC Tax IX, Inc.                           Delaware        100% TBCC                        Special purpose co. for the
                                                                                            purchase of real estate tax lien

The Plain Company                          Delaware        100% TBCC                        Special purpose corp. which
                                                                                            hold an ownership interest or
                                                                                            leases aircraft.

Transamerica Distribution                  Delaware        100% TCFCI                       Holding corp. for inventory,
   Finance Corporation ("TDFC")                                                             comm. Leasing, retail finance
                                                                                            comm. Recovery service and
                                                                                            accounts

Transamerica Accounts Holding Corp.        Delaware        100% TDFC

Transamerica Commercial                    Delaware        100% TDFC                        Wholesale floor plan for
   Finance Corporation ("TCFC")                                                             appliances, electronics,
                                                                                            computers, office equip. and
                                                                                            marine equipment.

Transamerica Acquisition                   Canada          100% TCFC                        Holding company
 Corporation, Canada

Transamerica Distribution Finance          Delaware        100% TCFC
   Corporation - Overseas, Inc.
  ("TDFCO")

TDF Mauritius Limited                      Mauritius       100% TDFCO                       Mauritius holding company
                                                                                            of our Indian Joint Venture

Inventory Funding Trust                    Delaware        100% TCFC

Inventory Funding Company, LLC             Delaware        100% Inventory Funding Trust

TCF Asset Management Corporation           Colorado        100% TCFC                        A depository for foreclosed
                                                                                            real and personal property

Transamerica Joint Ventures, Inc.          Delaware        100% TCFC                        To enter into general partner-
                                                                                            ships for the ownership of
                                                                                            comm. & finance business

Transamerica Inventory                     Delaware        100% TDFC                        Holding co. for inventory
   Finance Corporation ("TIFC")                                                             finance subsidiaries

Transamerica GmbH, Inc.                    Delaware        100% TIFC                        Commercial lending in
                                                                                            Germany

Transamerica Fincieringsmaatschappij
   B.V.                                    Netherlands     100% Trans. GmbH,  Inc.          Commercial lending in
                                                                                            Europe

BWAC Seventeen, Inc.                      Delaware       100% TIFC                       Holding co. for principal
                                                                                         Canadian operation, Trans-
                                                                                         America Comm. Finance
                                                                                         Corp, Canada

Transamerica Commercial                   ON             100% BWAC Seventeen, Inc.       Shell corp.- Dormant
   Finance Canada, Limited

Transamerica Commercial                   Canada         100% BWAC Seventeen, Inc.       Commercial finance
   Finance Corporation, Canada

BWAC Twenty-One, Inc.                     Delaware       100% TIFC                       Holding co. for United
                                                                                         Kingdom operation, Trans-
                                                                                         America Comm. Finance
                                                                                         Limited

Transamerica Commercial                   U.K.           100% BWAC Twenty-One Inc.       Commercial lending in the
   Finance Limited ("TCFL")                                                              United Kingdom.

Whirlpool Financial Corporation                          100% TCFL                       Inactive commercial finance
    Polska Spzoo                                                                         Company in Poland

Transamerica Commercial                   U.K.           100% BWAC Twenty-One Inc.       Holding Company
   Holdings Limited

Transamerica Commercial Finance           U.K.           100% Trans. Commercial
   Limited                                               Holdings Limited

Transamerica Commercial Finance           France         100% BWAC Twenty-One Inc.       Carries out factoring trans-
   France S.A.                                                                           actions in France & abroad

Transamerica GmbH Inc.                    Delaware       100% BWAC Twenty-One Inc.       Holding co. for Transamerica
                                                                                         Financieringsmaatschappij
                                                                                         B.V.

Transamerica Retail Financial             Delaware       100% TIFC                       Provides retail financing
   Services Corporation ("TRFSC")

Transamerica Bank, NA                     Delaware       100% TRFSC                      Bank (Credit Cards)

Transamerica Consumer Finance             Delaware       100% TRFSC                      Consumer finance holding
   Holding Company ("TCFHC")                                                             company

Transamerica Mortgage Company             Delaware       100% TCFHC                      Consumer mortgages

Transamerica Consumer Mortgage            Delaware       100% TCFHC                      Securitization company
   Receivables Company

Metropolitan Mortgage Company             Florida        100% TCFHC                      Consumer mortgages

Easy Yes Mortgage, Inc.                   Florida        100% Metropolitan Mtg. Co.      No active business/Name
                                                                                         holding only

Easy Yes Mortgage, Inc.                   Georgia        100% Metropolitan Mtg. Co.      No active business/Name
                                                                                         holding only

First Florida Appraisal Services, Inc.    Georgia        100% Metropolitan Mtg. Co.      Appraisal and inspection
                                                                                         services

First Georgia Appraisal Services, Inc.    Georgia        100% First FL App. Srvc, Inc.   Appraisal services

Freedom Tax Services, Inc.                Florida        100% Metropolitan Mtg. Co.      Property tax information
                                                                                         services

J.J. & W. Advertising, Inc.               Florida        100% Metropolitan Mtg. Co.      Advertising and marketing
                                                                                         services

J.J. & W. Realty Corporation              Florida        100% Metropolitan Mtg. Co.      To hold problem REO
                                                                                         properties

Liberty Mortgage Company of               Florida        100% Metropolitan Mtg. Co.      No active business/Name
   Ft. Myers, Inc.                                                                       holding only

Metropolis Mortgage Company               Florida        100% Metropolitan Mtg. Co.      No active business/Name
                                                                                         holding only

Perfect Mortgage Company                  Florida        100% Metropolitan Mtg. Co.      No active business/Name
                                                                                         holding only

Transamerica Vendor Financial Srvc.       Delaware       100% TDFC                       Provides commercial lease

Transamerica Distribution Finance                        100% TCFCI
   Corporation de Mexico ("TDFCM")

TDF de Mexico                             Mexico         100% TDFCM

Transamerica Corporate Services                          100% TDFCM
   De Mexico

Transamerica Home Loan                    California     100% TFC                        Consumer mortgages

Transamerica Lending Company              Delaware       100% TFC                        Consumer lending

Transamerica Financial Products, Inc.     California     100% Transamerica Corp.         Service investments

Transamerica Insurance Corporation        California     100% Transamerica Corp.         Provides insurance premium
   of California ("TICC")                                                                financing in California

Arbor Life Insurance Company              Arizona        100% TICC                       Life insurance, disability
                                                                                         insurance

Plaza Insurance Sales Inc.                California     100% TICC                       Casualty insurance placement

Transamerica Advisors, Inc.               California     100% TICC                       Retail sale of investment
                                                                                         advisory services

Transamerica Annuity Services Corp.       New Mexico     100% TICC                       Performs services required for
                                                                                         structured settlements

Transamerica Financial Resources, Inc.    Delaware       100% TICC                       Retail sale of securities
                                                                                         products

Financial Resources Insurance             Texas          100% Transamerica Fin. Res.     Retail sale of securities
   Agency of Texas                                                                       products

TBK Insurance Agency of Ohio, Inc.        Ohio           100% Transamerica Fin. Res.     Variable insurance contract
                                                                                         sales in state of Ohio

Transamerica Financial Resources          Alabama        100% Transamerica Fin. Res.     Insurance agent & broker
   Agency of Alabama, Inc.

Transamerica Financial Resources Ins.     Massachusetts  100% Transamerica Fin. Res.     Insurance agent & broker
   Agency of Massachusetts, Inc.

Transamerica International Insurance      Delaware       100% TICC                       Holding & administering
   Services, Inc. ("TIIS")                                                               foreign operations

Home Loans and Finance Ltd.               U.K.           100% TIIS                       Inactive

Transamerica Occidental Life              California     100% TICC                       Licensed in all forms of life
   Insurance Company ("TOLIC")                                                           insurance, accident and
                                                                                         sickness insurance

NEF Investment Company                    California     100% TOLIC                      Real estate development

Transamerica Life Insurance and           N. Carolina    100%TOLIC                       Writes life and pension ins.
   Annuity Company ("TLIAC")                                                             originally incorporated in CA
                                                                                         April 14, 1966

Transamerica Assurance Company            Missouri       100% TLIAC                      Life and disability insurance

Gemini Investments, Inc.                  Delaware       100% TLIAC                      Investment subsidiary

Transamerica Life Insurance Company       Canada         100% TOLIC                      Sells individual life insurance
  of Canada                                                                              & investment products in all
                                                                                         provinces and territories of
                                                                                         Canada

Transamerica Life Insurance Company       New York       100% TOLIC                      Licensed in NY to market life
   of New York                                                                           insurance, annuities and
                                                                                         health insurance

Transamerica South Park                   Delaware       100% TOLIC                      Provide market analysis of
   Resources, Inc.                                                                       certain undeveloped land
                                                                                         holdings held by TOLIC

Transamerica Variable Insurance           Maryland       100% TOLIC                      Mutual Fund
   Fund, Inc.

USA Administration Services, Inc.         Kansas         100% TOLIC                      Third party administrator

Transamerica Products. Inc.               California     100% TICC                       Parent co. of various
                                                                                         subsidiary corp. which are
                                                                                         formed to be co-general
                                                                                         partners of proprietary limited

Transamerica Securities Sales Corp.       Maryland       100% Transamerica Prod. Inc.    Retail sale of the variable life
                                                                                         ins. and variable annuity
                                                                                         products of the Transamerica
                                                                                         life companies

Transamerica Service Company              Delaware       100% Transamerica Prod. Inc.    Passive loss tax service for
                                                                                         Lloyd's U.S. names

Transamerica Intellitech, Inc.            Delaware       100% TICC                       Real estate information and
                                                                                         technology services

Transamerica International                Delaware       100% TICC                       Investments
   Holdings, Inc.

Transamerica Investment Services, Inc.    Delaware       100% TICC                       Investment adviser

Transamerica Income Shares, Inc.          Maryland       100% Trans. Invest. Srvc. Inc.  Transamerica investment
                                                                                         services

Transamerica LP Holdings Corp.            Delaware       100% TICC                       Limited partnership
                                                                                         Investment (initial limited
                                                                                         partner of Transamerica
                                                                                         Delaware, L.P.)

Transamerica Real Estate Tax Service      N/A            100% TICC                       Real estate tax reporting and
  (A Division of Transamerica Corp)                                                      processing services

Transamerica Realty Services, Inc.        Delaware       100% TICC                       Responsible for real estate
                                                                                         investments for Transamerica

Bankers Mortgage Company of CA            California     100% Transamerica Realty Srv.   Holds bank account and owns
                                                                                         certain residual investments in
                                                                                         certain French real estate
                                                                                         projects which are managed
                                                                                         special purpose company for
                                                                                         the purchase of real estate tax
                                                                                         liens.

Pyramid Investment Corporation            Delaware       100% Transamerica Realty Srv.   Owns office buildings in San
                                                                                         Francisco and other properties

The Gilwell Company                       California     100% Transamerica Realty Srv.   Ground lessee of 517
                                                                                         Washington Street,
                                                                                         San Francisco

Transamerica Affordable Housing, Inc.     California        100% Transamerica Realty Srv.        Owns general partnership
                                                                                                 interests in low-income
                                                                                                 housing tax credit
                                                                                                 partnerships

Transamerica Minerals Company             California        100% Transamerica Realty Srv.        Owner and lessor of oil and
                                                                                                 gas properties

Transamerica Oakmont Corporation          California        100% Transamerica Realty Srv.        General partner in
                                                                                                 Transamerica/Oakmont
                                                                                                 Retirement Associates

Transamerica Senior Properties, Inc.      Delaware          100% TICC                            Owns congregate care and
                                                                                                 assisted living retirement
                                                                                                 Properties

Transamerica Senior Living, Inc.          Delaware          100% Trans. Sr. Prop. Inc.           Manages congregate care and
                                                                                                 assisted living retirement
                                                                                                 properties.

Item 27.  Number of Contract Owners

As of December 31, 1999, there were no Contract owners.

Item 28.  Indemnification

Transamerica's Bylaws provide in Article V as follows:

Section 1.  Right to Indemnification.
-------------------------------------
Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expense, liability, and loss (including attorneys' fees, judgements, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided however, that except as to actions to enforce indemnification rights
----------------
pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. [It is the Corporation's intent that the bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the Corporation's Articles of Incorporation.]

Section 2.  Authority to Advance Expenses.
------------------------------------------
Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that
                                                        --------  -------
if required by the California General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon the receipt of a similar undertaking, if required by law, and upon such other terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3.  Right of Claimant to Bring Suit.
--------------------------------------------
If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the California General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the California General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 4.  Provisions Nonexclusive.
------------------------------------
The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Articles, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

Section 5.  Authority to Insure.
--------------------------------
The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense asserted against or incurred by such person, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article [provided that, in cases where the corporation owns all or a portion of the shares of the company issuing the insurance policy, the company and/or the policy must meet one of the two sets of conditions set forth in Section 317 of the California General Corporation Law, as amended].

Section 6.  Survival of Rights.
-------------------------------
The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 7.  Settlement of Claims.
---------------------------------
The corporation shall not be liable to indemnify any Agent under this Article
(a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award, if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8.  Effect of Amendment
-------------------------------
Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.


Section 9.  Subrogation.
------------------------
In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 10.  No Duplication of  Payments.
-----------------------------------------
The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The directors and officers of Transamerica Occidental Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

Item 29.  Principal Underwriters

                    AFSG Securities Corporation
                    4333 Edgewood Road, N.E.
                    Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                 Thomas R. Moriarty
Director and President          Vice President

Frank A. Camp                   Robert W. Warner
Secretary                       Assistant Compliance Officer

Lisa Wachendorf                 Linda Gilmer
Director, Vice President and    Controller and Treasurer
Chief Compliance Officer
                                Priscilla Hechler
Anne M. Spaes                   Assistant Vice President and Assistant Secretary
Director and Vice President

Emily Bates                     Thomas Pierpan
Assistant Treasurer             Assistant Vice President and Assistant Secretary

Clifton Flenniken               Darin D. Smith
Assistant Treasurer             Assistant Vice President and Assistant Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1999, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, PFL Retirement Builder Variable Annuity Account, PFL Life Variable Annuity Account A, PFL Life Variable Annuity Account C, PFL Life Variable Annuity Account D, PFL Life Variable Annuity Account E,PFL Wright Variable Annuity Account, the AUSA Endeavor Variable Annuity Account, Legacy Builder Variable Life Separate Account, PFL Endeavor Variable Life Account, Separate Account VA F, Separate Account VA G, Separate Account VA GNY, Separate Account VA H, and Separate Account VA HNY. These accounts are separate accounts of PFL Life Insurance Company, Transamerica Occidental Life Insurance Company, Transamerica Life Insurance Company of New York, and AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account C of AUSA Life Insurance Company, Inc.

Item 30.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Transamerica Occidental Life Insurance Company at the administration office.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Occidental Life Insurance Company at the address or phone number listed in the Prospectus.

(d) Transamerica Occidental Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Occidental Life Insurance Company.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 10th day of August, 2000.

                                    SEPARATE ACCOUNT VA H


                                    TRANSAMERICA OCCIDENTAL
                                    LIFE INSURANCE COMPANY
                                    Depositor


                                    /s/ Frank A. Camp
                                    ------------------------------
                                    Frank A. Camp
                                    Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signatures                           Title                     Date
----------                           -----                     ----

                         *           Director                  ___________, 2000
----------------------------
Patrick S. Baird

                         *           Director                  ___________, 2000
----------------------------
Paul E. Rutledge III

                         *           Director and Acting       ___________, 2000
----------------------------
Karen MacDonald                      Chief Financial Officer

                         *           Director                  ___________, 2000
----------------------------
Nooruddin S. Veerjee

                         *           Director                  ___________, 2000
----------------------------
Brenda K. Clancy

                         *           Director                  ___________, 2000
----------------------------
James W. Dederer

                         *           Director                  ___________, 2000
----------------------------
George A. Foegele

                         *           Director                  ___________, 2000
----------------------------
Douglas C. Kolsrud

Signatures                           Title                     Date
----------                           -----                     ----
                         *           Director                  ___________, 2000
----------------------------
Richard N.  Latzer

                         *           Director                  ___________, 2000
----------------------------
Gary U. Rolle'

                         *           Director                  ___________, 2000
----------------------------
Craig D. Vermie

/s/ Frank A. Camp                    Attorney-in-Fact          August 10, 2000
----------------------------
*  By:  Frank A. Camp

                                                                Registration No.
                                                                  333-________



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                           DREYFUS ADVISOR ADVANTAGE

                                _______________

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.     Description of Exhibit                           Page No.*
-----------     ----------------------                           ---------

(1)(a)          Board Resolution.

(3)(a)(1)       Amendment to Principal Underwriting Agreement.

(3)(b)          Broker/Dealer Supervision and Sales Agreement

(6)(a)          Articles of Incorporation

(6)(b)          ByLaws



-----------------------------
* Page numbers included only in manually executed original.